FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

04028938

Washington, D.C. 20549

REPORT OF FOREIGN
PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

"THIS FORM 6-K IS INCORPORATED BY REFERENCE INTO THE REGISTRANT'S AMENDMENT NO.5 OF FORM F-3 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 21, 2004."

For May 21, 2004

PROCESSED
MAY 25 2004
THOMSON FINANCIAL

Commission File Number: **0-26424**

SILVER STANDARD RESOURCES INC.
(Translation of registrant's name into English)

999 West Hastings Street, #1180, Vancouver, British Columbia V6C 2W2
(Address of principal executive offices)

1. Annual Report 2003

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ✓

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No ✓___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Silver Standard Resources Inc.

(Registrant)

Date: May 21, 2004

By:

Linda J. Sue, Corporate Secretary






Silver Standard Resources Inc. ANNUAL REPORT 03

Silver Standard Reflects Silver Jan 1, 2003 April 19, 2004


17.00
15.00
13.00
11.00
9.00
7.00
5.00
3.00
in US$
Silver
SSRI

Annual General Meeting of Shareholders

The annual general meeting of shareholders of the company will take place at 2:00 p.m. on Tuesday, June 15, 2004 in the Atkins Room at the *Terminal City Club, 837 West Hastings Street in* Vancouver, British Columbia.

$ refer to Canadian dollars, unless otherwise stated.

Silver Standard Resources Inc. is one of a few publicly-traded companies focused exclusively on the acquisition of silver-dominant projects. With one of the largest in-ground silver resources in the world, Silver Standard shares are an open-ended call option on silver price.



ROBERT A. QUARTERMAIN

Dear Shareholder:

I am pleased to report to you on Silver Standard's activities in 2003, our 57th year.

As I write this report, our company has achieved significant milestones in its corporate history. In March of this year, our share price reached a record high of $23.00 (US$17.37), a 3.5-fold increase over our 2003 low of $6.10 (US$4.16). We have also increased owned and optioned silver resources to 404 million ounces of measured and indicated and 446 million ounces of inferred silver resources, a 32% increase over last year, giving us one of the highest silver resource bases of any publicly traded company. In addition, we have a strong treasury with over $60 million in cash and $9 million in marketable securities. Most importantly, we have seen silver prices exceed US$8.00 per ounce for the first time in 17 years. All these factors together, have rewarded shareholders who, like management, believe in a sustainable improved silver price.

In 2003, we continued with our acquisition strategy. However, with strengthened precious and base metal prices, many projects that we were attempting to acquire were no longer available to us, as project owners decided to advance the projects independently. Notwithstanding this challenging market, we succeeded in acquiring Sunrise Lake and, more recently, the option to acquire the in-ground silver at Berenguela, adding an additional 83 million ounces of silver resources, in all categories, at prices accretive to shareholders.

In last year's annual report, we described the Pitarrilla project in two short paragraphs on page 19 of our report. This year, Pitarrilla, described on page 11, is a key project we are rapidly advancing because of the favorable results encountered to date. From our first drill hole results announced in November 2003 through to the writing of this report, we have drilled 97 holes on the property and defined a silver resource of over 50 million ounces in all categories. One of the highlights of this drill program was the intersection of high-grade, near-surface mineralization, including 46 ounces of silver per ton over 123 feet, in Peña Dyke. Pitarrilla represents an 8% increase in our resource base, and an additional one ounce of silver resource per share, all for pennies an ounce. This project demonstrates the flexibility of your management team in achieving continued accretive resource growth.

Our first objective over the last number of years was to create Silver Standard as a call option on silver prices. The graph on the inside front cover demonstrates, with startling clarity, our success in achieving this objective. Our second objective has been to control one billion ounces of silver resources in all categories. As of the writing of this report, we are 85% toward that objective, and we will continue to pursue it through acquisition and exploration. Our third objective has been to monetize our silver assets to the benefit of shareholders, and we are now prioritizing projects for profitable development dependent on silver prices. As we have achieved our primary objective, we will now focus our efforts on attaining our second and third objectives.

Silver Standard's success is a direct result of the company's team of professionals focused on opportunities to create shareholder value.

Over the last 24 months, in conjunction with my business travels, I have had the opportunity and privilege to meet over 800 of our shareholders at investment conferences and shareholder information meetings held in various cities throughout North America and Europe. The most recent meeting was in Phoenix, Arizona in February, where approximately 50 shareholders met to discuss silver and Silver Standard. Many of the questions asked at shareholders' meetings will form the second part of my report to shareholders in a question and answer format, which will allow me to impart management's views on a variety of topics. I trust shareholders will see from my report that we have been consistent both in the delivery of our message and the realization of our objectives.

Shareholders who have been stakeholders in the company for many years know that Silver Standard's success is a direct result of the company's team of professionals focused on opportunities to create shareholder value. As you may imagine, I find it a pleasure and a privilege to come to work each day at Silver Standard and work with your management team. We, the Board of Directors and management, recognize our responsibility as stewards of shareholders' assets, and we will continue to focus our efforts on preserving and enhancing shareholder value.

I want to personally thank our shareholders for trusting in the management team to achieve our goal of becoming the "silver standard". We are now seeing fruition and reward for staying the course. I thank our staff at Silver Standard for their contribution, and all stakeholders in the company for the successes we have achieved to date.

On behalf of the Board,

Robert A. Quartermain
President
April 21, 2004



QUESTIONS TO THE PRESIDENT

Growth in Market Capitalization


in US$
900.0
800.0
700.0
600.0
500.0
400.0
300.0
200.0
100.0
0.0
12.5
26.8
32.6
81.9
203.7
475.5
811.0
1998
1999
2000
2001
2002
2003
2004-Q1

Exposure to Selected Commodities[1]


Tin
5%
Zinc
6%
Lead
2%
Gold
11%
Silver
76%

[1] Based on resources at current metal prices

Growth in Silver and Gold Resources


in millions of ounces
1000.0
800.0
600.0
400.0
200.0
0.0
1998
1999
2000
2001
2002
2003/04-Q1
Silver-Measured and Indicated
Silver-Inferred
Silver Equivalent Gold-Measured and Indicated (55:1)
Silver Equivalent Gold-Inferred (55:1)

Q1 Describe the company's growth in 2003

Silver Standard grew in two specific areas in 2003: silver resources and working capital. With the drilling of Pitarrilla and Maverick Springs, the addition of Sunrise Lake and, more recently, the option to acquire the in-ground silver at Berenguela, we added approximately 205 million ounces of resources in all categories since our last annual report. We exercised the Challacollo option in August and now have 13 projects under direct ownership and two under option. On a per share basis, shareholders have more exposure to silver than a year ago. We also participated in a private placement of shares of Esperanza Silver Corporation to expand our exposure to silver exploration potential. In addition, our efforts in 2003 rewarded us with the completion of a $43.7 million private financing in early January 2004, and we now have in excess of $60 million in our treasury.

Q2 What are the company's most advanced projects?

The company is focused on four priority projects: Manantial Espejo, Bowdens, Pitarrilla and Pirquitas. We are in feasibility with Pan American Silver at Manantial Espejo, in feasibility at Bowdens, advancing Pitarrilla to feasibility and, along with our partners, Elliott International, L.P. and The Liverpool Limited Partnership, examining our options at Pirquitas. Besides these four key projects, we are advancing Berenguela and Maverick Springs by resource drilling, and Shafter and Challacollo by scoping studies.

Q3 With renewed interest in precious metals, can you still acquire projects at your historical average cost of US$0.04 per ounce?

With the renewed interest in precious metals, there is increased competition for silver projects with defined resources. As a consequence, we may have to raise our purchase price from historical lows of US$0.04 to US$0.05 per ounce to remain competitive. We purchased our interest in Pirquitas for US$0.06 per ounce and have an option on the silver at Berenguela at up to US$0.07 per ounce. In this way, we can acquire ounces that provide accretive value and leverage for shareholders.

Q4 What are your project criteria?

First, a project should be dominantly silver (i.e., over 50% of the metal value in silver). Second, the resource should be drilled sufficiently to show continuity of mineralization and demonstrate an inferred resource of at least 20 million ounces, with potential to increase that number. Third, the project should have preliminary metallurgic work to demonstrate that the silver is commercially recoverable. Finally, surface and water rights must be available for acquisition and the environmental risks must be quantifiable and manageable.

Q5 What are your annual administration costs?

Our annual expenses have two components: direct office administration expenses; and fees, taxes and work commitments related to project costs. Our office administration expenses averaged $1.8 million over the last three years, exclusive of non-recurring and stock-based compensation charges. This is low for a company with our market capitalization. Our practice is to limit administration expenses to necessary costs in order to maximize the expenditure of shareholder money on project acquisitions and development. As we increase the tempo of our activities with a higher silver price, we expect our administration costs to rise incrementally.

The option payments, land taxes, canon payments, site security, insurance and other costs necessary to preserve our investment in all our projects costs approximately US$2 million per year or less than US$0.003 per resource ounce. With our strong balance sheet, we have sufficient cash for many years of administration and land costs.

Q6 What do you see as your first development project?

We are currently working with Pan American Silver on the feasibility study for Manantial Espejo, which is expected to be completed in late 2004/early 2005. Depending on the feasibility study results, project permitting and construction could occur through 2005, with a possible start-up in 2006. At Pirquitas, we are revisiting the feasibility study and identifying smaller, higher-grade areas that could be in production ahead of a larger open-pit operation. These studies will be on-going this year. At Bowdens, we expect to complete the feasibility study in 2004/2005 and, depending on results, permitting, financing and construction would follow. At Pitarrilla, we are optimizing preliminary metallurgy and, following optimization, will be able to fast-track this project. We continue to review existing private mining operations and would only acquire production that is accretive to shareholders.

Q7 How much do management and directors own of the company?

As a 57 year-old company, directors and employees, like shareholders, have purchased their shares at market prices or by exercise of stock options issued at market prices. As a result, management and directors collectively own under 1% of the company, while the rest is held by our 25,000 retail investors, who own approximately 85% of the company, and our institutional shareholders, who own approximately 14% of the company.

Q8 What is your policy on stock options?

Stock options are a way to complement salary and provide additional incentive to employees. Over the past years, we have used stock options to assist our growth strategy. We recognize the sensitivity that shareholders have to options and, as a result, our stock options represent only four percent of issued capital, low by industry standards.

Q9 What is your policy on hedging?

Investors purchase shares in Silver Standard because the shares represent a call option on silver prices. In order to maintain our shareholders' exposure to silver price increases, we must maintain a no-hedging policy. When we do bring a project to production, the project's financiers may require us to sell forward production to cover the debt facility. We will minimize any hedge exposure to shareholders for such financing requirements.

Q10 How do you distinguish yourselves from other silver-focused companies?

One of the key distinguishing features between Silver Standard and its peers is the portfolio of quality projects we have available for development. Since 1994, we have focused exclusively on silver and have been able to acquire 15 projects, many of which have been past producers. As a result, we have an excellent group of projects that can be developed with an increase in silver price. The capital costs for many projects are manageable with our balance sheet enabling us to develop them on our schedule. We have one of the best exposures to silver of any publicly traded company, with our projects in different geographic and political areas to diversify risk.

Q11 What are you excited about?

In last year's annual report, I used the word "discovery". That represents the prospect of growing the company through discovery on our own projects. At Pitarrilla and San Agustin, a million dollars in total expenditures has been able to deliver solid value to shareholders. Developing these assets to grow the company, and enhance shareholder value, will now be exciting for all of us.

Growth in Gold Resources



2.5
2.0
1.5
1.0
0.5
0.0
in millions of ounces
1998
1999
2000
2001
2002
2003/04-01
Gold - Measured and Indicated
Gold-Inferred

Geographic Distribution of Assets[1]



Peru 5%
Australia 10%
Mexico 7%
Argentina 31%
Canada 14%
United States 29%
Chile 4%

[1] Based on resources

Per Share Silver and Silver-Equivalent Gold Resources



20.0
15.0
10.0
5.0
0.0
1998
1999
2000
2001
2002
2003/04-01
Silver-Measured and Indicated
Silver Inferred
Silver Equivalent Gold-Measured and Indicated (55:1)
Silver Equivalent Gold-Inferred (55:1)

STRATEGY–PAST AND FUTURE

Growth in Share Price



in US$
% increase
68
2
97
102
109
42
1998
1999
2000
2001
2002
2003
2004-Q1
Share Price in US$
% Increase year over year

Growth in Working Capital



$ in millions
2.7
3.1
5.5
16.4
16.9
62.1
1999
2000
2001
2002
2003
2004-Q1

Past: 1994 – 2003

In mid-1993, silver had been in a supply deficit for three years as mine production and scrap recycling were unable to meet demand. It was our belief that silver, like all commodities, would be cyclical in its price, and that as inventories were depleted to meet the supply deficit, the price would rise. With the support of an initial few shareholders, we raised $2 million in 1994 and with a market capitalization of $5 million, commenced acquisition of silver-dominant projects.

Since that time, silver prices have remained largely flat and many individuals have been critical of our contrarian strategy as a result of their bearish sentiment towards silver. For those of you who have been shareholders since 1994, our contrarian view has required your patience. With the recent move of silver to over US $8.00 per ounce, its highest level in 17 years, our strategy has been justified. From a shareholder point of view, looking at the last four years commencing January 2000, our shares have appreciated from a low of US$1.34 per share to a high of US$17.37 for a four-year return of 1,200%. Since January 2001, we have enjoyed a 727% return, from January 2002 a 289% return, and from January 2003 a 95% return. Even this year, since January 2004, our shareholders have seen a return of up to 56% on their investment. Our strategy has been successful.

Future: 2004 and beyond

From an October 9, 2003 low to the April 2, 2004 high of US$8.29, the price of silver increased 72% and, as a result, we have increased the tempo of our activities on our projects. Our objective through 2004, in addition to further acquisitions and exploration activities, will be to prioritize our projects and establish a development scenario. Under this scenario, we envision our most profitable projects being brought to production first, which will in turn pay for future development of our other projects. Otherwise, with the 15 projects we now have under control, it would be highly dilutive to shareholders if we were to finance the development of these projects simultaneously.

In addition to organic growth on our existing projects and accretive growth through resource additions, we can enhance shareholder value through the monetization of our assets in a variety of other ways, for instance:

(1) by bringing in joint venture partners to take on financing risk; and

(2) if appropriate, by selling non-core assets for a substantial gain and using those monies to develop core projects.

Accordingly, we will now prioritize our projects for development or other forms of monetization to maximize returns for shareholders.

I want to assure shareholders that we will advance our projects with the attention and discipline we have demonstrated to date, in enhancing shareholder value.

PROJECTS

Project



13
15
14
10
8
5
4
12
11
9
6
3
21
7
19
20
2
1

Feasibility:

1 Manantial Espejo
2 Bowdens
3 Pirquitas

Advanced - Pre-feasibility and Scoping:

4 Pitarrilla
5 Shafter
6 Challacollo
7 Diablillos
8 Candelaria

Exploration:

9 Berenguela
10 Maverick Springs
11 San Marcial
12 San Agustin
13 Sunrise Lake
14 Silvertip
15 Sulphurets
16 Durango Generative
17 Chubut Generative
18 Chile Generative
19 Juncal
20 La Flora
21 Cachinal

Silver Standard owns or has a under option a portfolio of 15 projects at different stages of development, enabling the company to take advantage of, and to grow with, an improving silver price.

MANANTIAL ESPEJO, SANTA CRUZ, ARGENTINA

RESOURCE SUMMARY

Category	SSRI % Interest	Short Tons in millions	Silver in g/t	Gold in g/t	Silver in ounces per ton	Gold in ounces per ton	SSRI Silver oz. in millions	SSRI Gold oz. in thousands
Measured and Indicated	50.0	4.84	263.8	4.5	7.69	0.13	18.6	320
Inferred	50.0	1.76	258.5	3.7	7.54	0.11	6.6	95



View of drill looking south from Veta Maria.

VEINS AND RECENT DRILLING


N
meters
Norte de Concepcion
Veta Marge
Veta Desconocida
Concepcion Vein
Veta Maria
Veta Marta
Veta Melissa
Vetas Karina/Union
Veta Maria Este
Veta Ayelen

MARIA VEIN


DATUM
800W 700W 600W 500W 400W 300W 200W 100W 0+00 100E 200E
400m
380m
300m
200m
100m
00m
LEGEND
Drill Hole
Mineralization
0 50 100 150
meters

Location

Manantial Espejo is a 50%/50% joint venture between Silver Standard and Pan American Silver Corp., with Pan American currently the operator. The property is located in Santa Cruz province in southern Argentina, 160 kilometers (100 miles) by road west of Puerto San Julian. The property consists of 17 separate claims covering 257 square kilometers (99 square miles). The project is accessible by an all-weather road, and the partners are acquiring the surface rights covering the identified mineralization.

Geology

The project area is underlain by a Jurassic intermediate felsic volcanic sedimentary sequence with the economic mineralization hosted in high-angle, low-sulphidization quartz veins which cut all lithologies. The mineralization occurs over a 300 meter vertical extent within more brittle massive rhyodacite flows and tuffs. Gold normally occurs as electrum and silver in argentite, acanthite and other sulfosalts.

Metallurgy

The pre-feasibility study completed by Kilborn Engineering in 1998, included metallurgical test work that demonstrated recoveries of silver in excess of 80% and gold in excess of 95% were achievable, and that doré bars could be produced on-site.

Previous Work

Since 1980, in excess of US$18 million has been spent on exploration and pre-feasibility studies, which include 55,449 meters of drilling in 508 holes that has outlined four ore veins; Maria, Melissa, Union-Karina and Concepcion. In 2003, the joint venture completed in-fill drilling, geotechnical drilling and, from that program, are defining a mineable resource that will be incorporated in a feasibility study, which is currently in progress. Based on the feasibility study, the partners will determine whether or not it will be necessary to undertake an exploration decline to access ore at depth.

Project Scope

To date, the partners are examining the feasibility of processing mineralization from Manantial Espejo. With the current resources, assuming a 1,500 ton per day mining operation, this should be sufficient for a 10-year+ mine life producing 4.0 million ounces of silver and 70,000 ounces of gold per year. The feasibility study will be undertaken through 2004.

BOWDENS PROJECT, NEW SOUTH WALES, AUSTRALIA

RESOURCE SUMMARY

Category	SSRI % Interest	Short Tons in millions	Silver in g/t	Silver in ounces per ton	Lead (in %)	Zinc (in %)	SSRI Silver oz. in millions
Measured and Indicated	100.0	52.46	51.9	1.51	0.30	0.41	79.5
Inferred	100.0	14.77	40.9	1.19	0.21	0.32	17.6

Location

The Bowdens silver project, owned 100% by Silver Standard, subject to a 2% to 1% sliding royalty, is located 200 kilometers (125 miles) northeast of Sydney, Australia. It is readily accessible by road; a major power line is close by; there are coal mines operating in the area; a knowledgeable labor force lives nearby; and the company owns the surface rights covering the mineralization and the proposed mine infrastructure. The property consists of a single exploration tenement covering 379 square kilometers (146 square miles) of favorable geology.

Geology

The silver mineralization is hosted in a Permian flat-lying felsic volcanic sequence consisting of rhyodacite ignimbrites with tuffs and lesser flows. The mineralization appears to favor the contact between a porous tuff and impermeable ignimbrite. The low sulphidization epithermal system has minor lead and zinc with the silver occurring in galena, sphalerite, argentite and percite.

Metallurgy

Metallurgical test work carried out by the company demonstrates that SAG milling, followed by a conventional flotation circuit would provide optimum recoveries. A silver-rich lead concentrate and a zinc concentrate with lesser silver could be produced on-site and exported for silver recovery. Metallurgical test work indicates recoveries are expected to average 88% silver, 92% lead and 65% zinc from an 8,000 ton-per-day open pit operation.

Drilling

To date, 409 holes totaling 44,391 meters have been completed and are sufficient to calculate a measured and indicated resource which, with a feasibility study and depending on metal prices, can be converted to a reserve. Feasibility level studies are currently underway and these will facilitate the permitting process, enabling the project to be developed.

Project Scope

Independent scoping studies suggest the deposit can be mined at a rate of 2 million tons per year, producing 4.5 million ounces of silver, along with 4,750 tons of lead and 4,500 tons of zinc. At current metal prices, silver represents 70% of the value of the project. In 2004, the company will continue with a feasibility study for Bowdens.



Drilling at Bowdens Main Zone North.

BOWDENS DEPOSIT


BUNDARRA NORTH ZONE
MAIN ZONE NORTH
Bundarra Farm
SECTION 10400N
MAIN ZONE SOUTH
BUNDARRA SOUTH ZONE
0 50 100 200
meters
LEGEND
Mineral Intersection >40 g/t Silver (inclined)
Mineral Intersection >40 g/t Silver (vertical)
Mineralization

SECTION 10400N


SECTION 10400N
650m
600m
550m
500m
450m
LEGEND
RYLSTONE VOLCANICS (EARLY PERMIAN)
Rhyolite Breccia
Ignimbrite
Crystal Lithic Tuff
Mineralization
Major Fault
68.0 Silver g/t
6m Width (meters)
0 25 50 75 100
meters

PIRQUITAS PROJECT, JUJUY PROVINCE, ARGENTINA

RESOURCE SUMMARY

Category	SSRI % Interest	Short Tons in millions	Silver in g/t	Silver in ounces per ton	Zinc (in %)	Tin (in %)	SSRI Silver oz. in millions
Measured and Indicated	43.4	37.86	140.6	4.10	0.55	0.15	67.4



Looking north to Potosi Vein.

PROJECT OVERVIEW


N
NUEVO PIRQUITAS
SAN MIGUEL SHAFT
Sect 00E
OLD PIRQUITAS TOWNSITE
LANDING STRIP
LEGEND
Property Boundary
Shaft
Mineralization
Proposed Waste Dumps
0 1000 2000 3000
meters

SECTION 00E


195°SW
15°NE
4300m
4200m
4100m
4000m
SAN MIGUEL SHAFT
CHOCAYA SHAFT
POTOSI ADIT
POTOSI SHAFT
LEGEND
Drill Hole
Underground Development
Silver g/t
Length (meters)
Mineralized Intersection
Measured and Indicated
Silver>75 g/t
Inferred
Silver>75 g/t
0 25 50 100
meters

Location

Pirquitas is located in northern Argentina in Jujuy province. The property is accessible by an all-weather road and is at an elevation of 4,100 meters. All of the surface and mining rights are owned by Sunshine Argentina, Inc., with only provincial royalties payable. Sunshine Argentina is 43.4% owned by Silver Standard and 56.6% by Elliott International, L.P. and The Liverpool Limited Partnership. Silver Standard is the operator.

Geology

The property is underlain by sediments comprised of shales, sandstones and greywackes, with minor areas of conglomerate. The sediments are folded and in the area of the mineralized zone form an east-plunging, gently-folded anticline. The main mineralized veins run parallel to the hinge of the anticline and infill tension joints related to brittle deformation. The silver occurs as silver sulfides and sulfosalts. Potential for expansion of known mineralization is considered excellent.

Metallurgy

Extensive metallurgical test work has been carried out at Pirquitas establishing recoveries of 76% for silver and 57% for tin.

Previous work

The Pirquitas deposit was discovered in 1930. Between 1933 and 1990, some 25 million ounces of silver was mined from underground silver and tin ore. Sunshine Mining and Refining Company purchased the property in an auction in 1998 and undertook a US$25 million feasibility study, which included extensive surface drilling and underground sampling. Sunshine also purchased all of the surface rights and obtained all the permits necessary for production.

Project Scope

Based on Sunshine's feasibility study completed by Jacobs Engineering in 1999 and 2000, the mineralization would be mined at a rate of 9,600 tonnes of ore per day with a 5.4:1 stripping ratio. This would produce 11 million ounces of silver and 32 tonnes of tin per annum. The feasibility evaluation showed that prices in excess of $5.50 per ounce of silver were necessary for a profitable operation. With the recent move up in silver prices, the company, along with its joint venture partners, are revisiting the feasibility study. In addition, the partners are looking at small-scale mining of some of the higher grade outlying areas peripheral to the main body of mineralization.



LA PITARRILLA, MEXICO

RESOURCE SUMMARY

Category	SSRI % Interest	Short Tons in millions	Silver in g/t	Silver in ounces per ton	SSRI Silver oz. in millions
Measured and Indicated	100.0	11.35	124.2	3.62	41.1
Inferred	100.0	3.75	120.3	3.51	13.2

Location
The Pitarrilla project is located in the northern part of the State of Durango, approximately 150 kilometers (90 miles) north of Durango City. The property can be accessed from several all-weather roads. Electrical power is generated at a dam at Palmito located 30 kilometers (19 miles) to the north.

Geology
Silver mineralization is localized in a rhyolite bed, forming the Cordon Colorado zone, and a rhyolite dyke in the Peña Dyke area. Both areas of rhyolite formed as part of a large volcanic complex measuring 2.5 kilometers by four kilometers. Silver mineralization is restricted to the rhyolitic phases. Values for the Cordon Colorado zone ranged up to 74.2 meters of 178 grams of silver per tonne in Hole 30 and for Peña Dyke ranged up to 37.6 meters grading 1,562 grams of silver per tonne in Hole 31.

Metallurgy
Preliminary test work indicates recoveries of 68% to 89% for silver. The ore mineralogy indicates that some of the silver is associated with manganese mineralization. Pre-treating the ore with sulphur dioxide helps liberate the silver. Additional test work will be focused on improving the recoveries.

Previous Work
In the late 1990's, Monarch Resources drill tested several gold anomalies on the eastern flank of the hill. Silver Standard acquired the property by staking in late 2002 and shortly thereafter undertook two programs of mapping and prospecting. This work located the three known zones of silver mineralization (Cordon Colorado, Peña Dyke and Javelina Creek), two of which have been tested by 97 drill holes totalling 11,146 meters.

Plans
Metallurgical studies will continue to refine the process flow sheet. These will be completed in sufficient detail to be incorporated in a scoping study and possible pre-feasibility study. Road construction will provide access to the Javelina Creek area, which will be drill tested in 2004. Further prospecting and mapping will be completed to try to locate additional zones of mineralization.

Project Scope
Engineering and economic evaluations are planned to advance Pitarilla as soon as information becomes available.



View of the Cordon Colorado Zone looking from southeast to northwest.

COMPILATION MAP


Cordon Colorado Zone
Cordon Colorado Zone Defined by Drilling
Roads
Drill Hole Completed
Silver in g/t
Length (meters)
meters

CORDON COLORADO ZONE SECTION


Mineralized Zone
Mineralized Intersection
Drill Hole
Silver in g/t
Length (meters)
meters

SHAFTER PROJECT, TEXAS

RESOURCE SUMMARY

Category	SSRI % Interest	Short Tons in millions	Silver in g/t	Silver in ounces per ton	SSRI Silver oz. in millions
Measured and Indicated	100.0	2.09	363.4	10.60	21.0
Inferred	100.0	1.57	439.9	12.83	20.2



Head frame at Shafter.

COMPILATION MAP


N
Proposed
Plant and Tailings Area
Area of Detail
Existing Underground
Workings
Shafter Deposit
Outline
Leased to the company
State Land
Shaft
Highway 67
Town of
Shafter
0 500 1000 1500 2000
Feet
LEGEND
Drill Hole in Mineralization
Peripheral Drill Hole
Mineralization

SECTION DETAIL


SD-22
SD-35
SM-4
SD-34
SD-43
3900'
3700'
3500'
3300'
3100'
2900'
5.20
13.0
5.60
6.0
5.60
7.0
9.5
20.0
6.70
9.0
5.60
24.0
8.70
11.0
5.5
10.0
8.70
10.0
0 100 200 300
feet
LEGEND
9.50 = Silver oz./ton
20.0 = Width (feet)
Mineralized zone

Location

Shafter is located in the Trans-Pecos region of southwest Texas, 18 miles north of Presidio in Presidio County. Access and infrastructure are close with Highway 67 and a major power line crossing the property.

Geology

Silver mineralization (with minor lead, zinc and gold) at Shafter and the historic Presidio mine is hosted by the Mina Grande Formation limestone, a Permian reef formation, over approximately a three-mile length. The deposit is similar to the great carbonate-hosted silver deposits of northern Mexico and may be a northern extension of those silver deposits.

Metallurgy

Considerable test work done by previous owners indicates the highest recoveries for silver will be by in-tank leaching followed by production of a silver-gold doré using the Merrill Crowe process. Historic silver recoveries at the Presidio mine were 86% to 87% and are expected to be similar at Shafter.

Previous Work

Silver at Shafter, first discovered in 1880, was mined in the Presidio mine until 1942. From 2.3 million tons of ore, 35 million ounces of silver were recovered.

In 1977, Gold Fields Mining discovered the Shafter deposit, the eastern extension of the Presidio mine and spent approximately US$20 million on project development. Gold Fields, Amax and Rio Grande Mining drilled 262,473 feet in 891 drill holes, sunk a 1,052-foot shaft and completed 5,100 feet of underground development.

In 2003, the company completed transport of a used 800 ton-per-day mill to Shafter and acquired the last of the permits to commence production.

Plans

A scoping study, by Kappes, Cassiday & Associates, begun last year will be completed and more diamond drilling will be undertaken. Gold Fields reported improved silver grades of 15%, over drill intercept grades, as a result of its underground program. Drilling planned for 2004 is aimed at improving core recovery in areas of previous low core recovery and in-fill holes between previously wide spaced holes. Feasibility studies are anticipated following drilling.

Project Scope

Based upon the scoping study, Shafter would be mined at the rate of 324,000 tons per year to initially produce 3.2 million ounces of silver per year. Silver production would average 2.6 million ounces over the seven-year mine life.



CHALLACOLLO, NORTHERN CHILE

RESOURCE SUMMARY

Category	SSRI % Interest	Short Tons in millions	Silver in g/t	Silver in ounces per ton	SSRI Silver oz. in millions
Measured and Indicated	100.0	3.74	170.6	4.98	18.6
Inferred	100.0	5.04	160.7	4.69	23.6

Location

Challacollo is located 130 kilometers (80 miles) southeast of Iquique, a major port in northern Chile. Access is good with the Pan American Highway passing 30 kilometers west of the property. A main power grid is located 15 kilometers from the property.

Geology

Four major quartz stockwork veins found on the property are considered low-sulphidation, multi-phase vein systems. Exploration activities have concentrated on the Lolon Vein, a steeply dipping vein, cutting rhyolites and dacites. The Lolon vein commonly averages 20 meters in width and is up to 40 meters wide. Silver occurs primarily in sulfosalt minerals freibergite, pyrargyrite and proustite, with less common silver bearing sulphides argentite and acanthite.

Metallurgy

Preliminary metallurgical test work suggests the best recoveries for silver will be by conventional milling followed by cyanidation. Silver recoveries of greater than 90% are expected.

Previous Work

In 1770, Challacollo was considered the largest silver deposit in Chile. Silver production records from 1772 to 1990 are poor but production is estimated to be greater than 600,000 ounces.

Modern exploration, beginning in 1993, by previous operators and Silver Standard, includes geological and geophysical studies, sampling of underground workings, reverse circulation drilling and diamond drilling with 8,993 meters drilled in 55 holes by the company.

Preliminary metallurgical test work has also been conducted by Silver Standard and a scoping study is underway.

Plans

A scoping study, by Kappes, Cassiday & Associates, begun last year will be completed. Following the scoping study, a feasibility study is anticipated. Further metallurgical test work will be undertaken to optimize recoveries both for milling and heap leach production options.

Project Scope

Initial results of the scoping study, by Kappes, Cassiday & Associates, suggest Challacollo would be mined at the rate of 325,000 tonnes per year to produce 3.1 million ounces of silver and 3,200 ounces of gold per year over a 10-year mine life.



Drilling the Lolon Vein, view looking east.

PROPERTY MAP


N
LOLON
Long Section
HUMBERTO
SAN FRANCISCO
LEGEND
Mineralization
Drillhole
Fault
0 1000 2000
meters

POLYGONAL RESOURCE


Cerro Challacollo
Humberto Adit
MINERALIZATION
Indicated Resource
Inferred Resource
Mined Areas
0 100
meters

DIABLILLOS, SALTA PROVINCE, ARGENTINA

RESOURCE SUMMARY

Category	SSRI % Interest	Short Tons in millions	Silver in g/t	Gold in g/t	Silver in ounces per ton	Gold in ounces per ton	SSRI Silver oz. in millions	SSRI Gold oz. in thousands
Inferred	100.0	46.27	69.5	1.0	2.03	0.03	93.8	820



View of the Oculto Zone looking east.

PROPERTY MAP


N
LosCorderos
Expt.#11.749
Vicuna
Pedernales
Sur
Jasperoid
Zone
CerroDelMedio
Zone
Laderas
Zone
Refincho II
Expt.#11.965
Cerro Bayo
Alpaca
Expt.#16.031
Renacuajo
Expt.#11.751
OCULTO
ZONE
0
1500
meters
Optioned out
Mineralization

LONGITUDINAL SECTION


SECTION LOOKING S.E.
N.E.
S.W.
4430m
4330m
4130m
4030m
RC-96-21
RC-96-20
RC-96-10
RC-97-105
RC-96-27
RC-96-8
RC-96-26
RC-97-66
RC-96-24
RC-96-28
RC-97-59
RC-97-42
Alteration
Vuggy Silica & Alunite
Pervasive-Silicified Alunite
Argillic
Mineralized Zone
327.1
46m
Mineralized Intersection
Silver-equivalent in g/t
Length(meters)
0 50 100 200
meters

Location

Diablillos is located 160 kilometers (100 miles) southwest of Salta on the Altiplano of northern Argentina. The property is road accessible.

Geology

The property is underlain by Late Miocene calc-alkaline volcanics and porphyry-style intrusions that overlie Ordovician to Cambrian schists and gneisses. The Oculto Zone deposit is an epithermal system at the intersection of the north-south Diablillos – Cerro Galen fault zone and northwest trending Cerro Ratones Lineament chain of volcanoes. Silver and minor gold mineralization occurs as sulfosalts in quartz breccia veins cutting andesites.

Metallurgy

Metallurgical test work undertaken for Barrick Gold Corporation by Lakefield Research found that the most appropriate process for silver and gold recoveries would be crushing and milling followed by cyanidation. For a majority of samples subjected to test work recoveries were above 75% for silver and up to 85% for gold.

Previous Work

Discovered in the 1970's but primarily explored from 1988 to 2001 by BHP Utah, Pacific Rim Mining and Barrick Gold Corp. Total expenditures by previous operators are in excess of US $17 million. In 2003 Silver Standard drilled 3,046 meters in 20 holes, chiefly to test geophysical anomalies. Hole DAR 03-16, in the Oculto Zone, intersected 28 meters grading 587 g/t silver and 64 meters grading 88.2 g/t silver with 1.65 g/t gold. Hole DAR 03-17, also in the Oculto Zone, intersected 26 meters grading 199.6 g/t silver with 1.86 g/t gold and eight meters grading 37.7 g/t silver with 1.81 g/t gold.

Plans

With the current increase in metal prices the project will require a re-examination of the engineering.

Project Scope

Studies by previous operators indicate that Diablillos will require capital expenditures in excess of US$130 million for an open pit mine operating at 2 million to 2.5 million tonnes per year, producing six million ounces of silver per year.

CANDELARIA MINE, NEVADA

RESOURCE SUMMARY

Category	SSRI % Interest	Short Tons in millions	Silver in g/t	Gold in g/t	Silver in ounces per ton	Gold ounces per ton	SSRI Silver oz. in millions	SSRI Gold oz. in thousands
Measured and Indicated	100.0	13.62	110.7	tr	3.23	tr	44.1	40
Inferred	100.0	55.68	51.1	tr	1.49	tr	82.8	10

Location

Candelaria is located in Mineral and Esmeralda Counties of west central Nevada, 55 miles southeast of Hawthorne and 60 miles northwest of Tonopah. Access is good with a paved road extending off Highway 95 to the mine gate. Critical infrastructure - power lines and water supply installed during previous operations - are maintained for future use.

Geology

The silver deposits at Candelaria originally formed a continuous, tabular-shaped zone with approximate dimensions of 20,000 feet in length, 2,500 feet in width and thicknesses of three feet to over 100 feet. The mineralization was deposited in regional thrust faults, principally the Lower Candelaria Shear. Later faulting disrupted the continuous zone into structural blocks hosting the current deposits.

All the measured and indicated resources exist as in-situ material beneath the Diablo and Northern Belle pits and 60% of inferred resources exist in the leach pads and low-grade stockpiles.

Metallurgy

Test work and historical production on leach pads indicates approximately 50% of the silver is recoverable by leaching. Test work by the company suggests a process of milling followed by flotation, roasting and leaching will yield a 75% recovery of silver.

Previous Work

Originally discovered in 1863, Candelaria was intermittently mined by underground methods from discovery to the mid-1960's. Open pit mining began in the late 1970's and ceased in 1999. Silver production totaled about 68 million ounces. Exploration by Kinross Gold Corporation, the former owner, has outlined the Diablo and Northern Belle resources in 358,050 feet of drilling in 771 holes.

Plans

The property is maintained in good standing as are all permits and reclamation bonding. Work continues to decrease bonding obligations while the mine waits for higher silver prices.

Project Scope

A scoping study by prepared by Kappes, Cassiday & Associates in January 2000 suggests the project could be advanced as a milling operation followed by leaching operation, at two million tons per year, once appropriate silver prices are achieved.



View looking west across Northern Belle pit.

MINE SITE


LEACH PAD 1
WASTE DUMP
2 miles to Hwy. 95
LEACH PAD 2
GEORGINE PIT
NORTHERN BELLE PIT
Plant Area
Northern Belle Pit Expansion
Deep Diablo Pit Expansion
Low Grade Stockpile
DIABLO PIT
Low Grade Stockpile
Area Permitted for Disturbance
Area Permitted for Future Leach Pad Expansion
Section 1100E
WASTE DUMP
0 1000 2000 3000
feet

DIABLO ZONE SECTION 1100E


Cyanide Soluble Silver (Silver oz / ton / Feet)
4.69 / 85
Silver Standard Total Silver (Silver oz / ton / Feet)
9.74 / 85
Silver Standard Drill Hole
Historical Drill Hole
Pickhandle Thrust
Fault
Geological Contact, Assumed
Mississippian Pickhandle Fm.
Triassic Candelaria Fm.
Mineralization
Permian Diablo Grit
Ordovician Palmetto Fm.
Quartz Sericite Aplite
Trace of Open Pit
N-939A
N896
N870
N-894A
N771
N805
4.69/85
9.74/85
5.25/80
0 100 200 300
feet



BERENGUELA, PERU

RESOURCE SUMMARY

Category	SSRI % Interest	Short Tons in millions	Silver in g/t	Silver in ounces per ton	SSRI Silver oz. in millions
Inferred	100% Option on silver	15.43	125.0	3.65	56.3



View of Berenguela mineralized zone.

COMPILATION MAP


331,600E
331,800E
332,000E
332,200E
8,268,800N
8,268,600N
SECTION 1200
DDH-17
DDH10
DDH-9
LEGEND
DrillHole
Road
Adit
Shaft
Cut Pit
Waste Dump
0 25 50 100 150
meters

SECTION 1200


4250m
4200m
4150m
DDH-9
DDH-10
DDH-17
4.1
23m
2.2
14m
13.4
42m
13.4
42m
Silver in oz/ton
Length(meters)
Mineralized Zone
Drill Hole

Location

Berenguela is located 50 kilometers west of Juliaco on the Altiplano of southern Peru. Access is good with a major paved highway adjacent to the property. A main-line railway passes within five kilometers of the property.

Geology

The deposit is conformable to bedding in a folded dolomitic limestone. It was formed as a replacement of limestone where hydrothermal solutions deposited hydrated iron and manganese oxides with silver, copper and minor zinc. The deposit, a body 500 meters wide, 1500 meters long and 60 meters thick, is located at surface. Bulk sampling by Asarco in the 1960's averaged 27% manganese oxide, 201 g/t silver and 1.61% copper.

Metallurgy

Kappes, Cassiday & Associates has developed a process of conventional crushing followed by leaching with sulfuric acid and sulfur dioxide. Manganese, copper and silver are then recovered in separate final procedures. Test work on a bulk sample of ore recovered greater than 90% of all three components.

Previous Work

The deposit was mined for 60 years from 1905 by a British firm. A total of 500,000 tonnes averaging 750 g/t silver produced 12 million ounces of silver. Extensive exploration in the 1960's by Asarco and Charter Consolidated Mining comprised channel sampling of 17,700 meters of underground workings, bulk sampling and diamond drilling of 6,628 meters in 108 holes. In the 1990's, Kappes, Cassiday & Associates bulk sampled, developed metallurgical processes to optimize metal recovery and conducted pre-feasibility studies.

Plans

Our immediate plans are to conduct an extensive drilling program and produce a resource estimate in accordance with Canada's National Instrument 43-101.

Project Scope

Current studies by Kappes, Cassiday & Associates suggest a 700,000 tonne per year operation with a 20-year mine life. Silver production is projected at 5.9 million ounces per year.



MAVERICK SPRINGS, NEVADA

RESOURCE SUMMARY

Category	SSRI % Interest	Short Tons in millions	Silver in g/t	Silver in ounces per ton	SSRI Silver oz. in millions
Measured and Indicated	100% Option on silver	69.63	34.3	1.00	69.6
Inferred	100% Option on silver	85.55	34.3	1.00	85.6

Location
Maverick Springs is located in northeast Nevada, about half-way between Elko and Ely, at the southeast end of the Carlin Trend belt of gold-silver deposits. Access is by a 25-mile gravel road from the town of Ruby Valley.

Geology
The silver-gold mineralization occurs as a Carlin-type, sediment/carbonate-hosted disseminated deposit, in Permian Rib Hill Formation calcareous and siliciclastic sediments. The mineralization forms an arch-shaped zone of about 8,000 feet in length, with a width of 2,500 feet and a thickness of approximately 200 feet. Mineralization is open to the south and north-northwest.

Metallurgy
Preliminary test work of the mineralization indicates a process of milling with cyanide leaching will yield recoveries of 63% to 97% for silver.

Previous Work
The property was first staked in 1986 by Artemis Exploration Company. Vista Gold Corp. acquired a lease on the property in December 2001 and subsequently formed a joint venture with the company in 2002. Silver Standard will own the silver resource while Vista Gold will own the gold resource. A total of 159 holes have been drilled on the property, including 16 by the joint venture in 2003.

Plans
Plans are to continue drilling to increase the resource, carry out further metallurgical studies to refine a recovery process and improve silver recoveries, and complete a scoping study to define the project economics.

Project Scope
Drilling in 2003 has improved the resource, and mineralization in holes 1,450 feet northwest and 2,000 feet south of the current resource body indicates good potential for further improvements to the resource. Maverick Springs hosts a large silver-rich system that may be amenable to low unit cost bulk mining, similar to other Carlin-type deposits.



Drilling of main mineralized zone.

DRILL HOLE PLAN


644,500E
645,000E
645,500E
646,000E
4,445,000N
4,444,500N
4,444,000N
4,443,500N
A'
0 100 200 400 600
meters
LEGEND
Previous Drilling
Completed 2003 Drilling
Mineralization

SECTION A-A


MR101
MR098
MR086
MR050
MR103
MR076
MR136
MR145
MR144
MR134
MR148
2200m
Conglomerate
Tertiary
Fine Grained
Sandstones
2000m
Sandstones
1800m
Fine Grained
Main Mineralized Zone
Drill Hole
0 100 200
meters

SAN AGUSTIN, MEXICO

RESOURCE SUMMARY

Category	Short Tons in millions	Silver in g/t	Gold in g/t	Silver in ounces per ton	Gold in ounces per ton	SSRI Silver oz. in millions	SSRI Gold oz. in thousands
Inferred	12.36	12.9	1.0	0.38	0.03	4.6	347



Drilling Cerro Encino.

DRILL HOLE MAP


N
CERRO ENCINO
CERRO HALCON
A
A'
LEGEND
Previous Drilling
Drill Hole (Silver Standard)
Mineralized Intersection
0
100
meters

SECTION A-A


1950m
1850m
1750m
SA-71
SA-74
SA-73
SA-75
SA-76
SA-77
SA-78
0.98 / 180m
0.68 / 160m
0.61 / 75m
0.52 / 78m
0.45 / 149m
0.49 / 25m
0.63 / 10m
0.59 / 12m
Mineralized Zone
0.98 / 180m
Gold in g/t / Length (meters)
0 25 50 100
meters
Drill Hole

Location

San Agustin is a gold-silver project owned 100% by the company, located 85 kilometers north of Durango City in the State of Durango. Infrastructure is close by and paved Highway 45 passes 10 kilometers east of the property.

Geology

The local geology consists of a dacite volcanic dome complex resting on fine-grained siltstones and sandstones. Blocks of the sediment are locally interbedded with volcanics. The entire package was structurally brecciated and mineralized with gold and silver. Surface oxidation averages 20 meters to 30 meters in depth. Significant gold values include 1.23 grams per tonne over 108 meters, which was intersected in hole 71.

Previous work

In 1997 and 1998, Monarch Resources completed mapping, soil sampling and 69 drill holes totalling 10,400 meters outlining the San Agustin gold-mineralization. Silver Standard acquired the property in 2003 by staking and immediately began detailed surface sampling of the known mineralization. This was followed up with a recently completed reverse circulation drill program which totalled 3,890 meters in 24 holes. The results of this program have been used to calculate a preliminary resource.

Plans

Additional drilling will be undertaken in 2004 and thereafter a revised resource calculation will be completed, along with preliminary metallurgical studies. These will be necessary to undertake a preliminary engineering scoping study.

OTHER EXPLORATION PROJECTS

SAN MARCIAL, MEXICO

The property is located in the Sierra Madre mountains, 56 miles (90 kilometers) east of Mazatlan in Mexico, in geology similar to that hosting Pan American's Alamo Dorado project. To date, drilling has outlined three parallel structures that extend over 1,475 feet (450 meters) in length and are open in all directions. The company exercised its option and acquired this property. The property has bulk tonnage as well as high-grade potential. The company is examining some of the higher grade areas for commercial extraction.


Historic Underground Workings
342.7 — Silver in g/t
6.0m — Length (meters)
N
0 25 50 75
meters

MEXICO

Based on the company's success at La Pitarrilla, Silver Standard has acquired five additional silver properties in northern Mexico: La Valenciana, El Mogote, Gonzales Ortega, Miguel Auza and San Rafael. These properties, all owned by the company, lie within the central Mexican silver or Parral-Zacatecas belt, which extends from Parral in Chihuahua in the north to Zacatecas in the south. The belt is 600 kilometers (375 miles) long by 150 kilometers (approximately 90 miles) wide. Within this belt occur numerous gold-silver occurrences and mines including the prolific Fresnillo Mine, the world's largest primary silver mine.

Silver and silver-gold mineralization along the Parral-Zacatecas belt occurs as high-grade epithermal veins or sediment-hosted replacement bodies disseminated in felsic geologic environments, all generally associated with Tertiary age intrusives. Silver Standard's properties are mainly in epithermal vein and hot spring environments or manto and chimney replacements in carbonate environments. Exploration will be undertaken on these projects in 2004.


MONTERREY
DURANGO
ZACATECAS
Gulf of Mexico
MEXICO
Pacific Ocean
PROPERTY LOCATIONS
MONTERREY
Torreon
Saltillo
La Pitarrilla
San Agustin
El Mogote
San Rafael
Miguel Auza
La Valenciana
DURANGO
Gonzales Ortega
Silver Standard Prospect
0 50 100 150
kilometers
ZACATECAS

CHUBUT PROVINCE, ARGENTINA

The company has staked 19 cateos (claims) totalling 136,000 hectares (525 square miles) in Chubut province in southern Argentina. These claims, owned 100% by Silver Standard, cover prospective ground underlain by Jurassic calcareous sediments and intermediate volcanics similar to those on the Navidad silver discovery. Preliminary prospecting has been carried out on some of these claims and further work is planned in 2004. With Silver Standard's focus on more mature projects, some of these claims will be made available for joint venture exploration.


Mina Angela
Gastre
NAVIDAD DISCOVERY
70°
68°
43°
44°
69°
LEGEND
Silver Standard Claims
Navidad Discovery
Jurassic
Volcanics
Sediments
0 10 20 30 40
kilometers

OTHER EXPLORATION PROJECTS

Claim Map


Snowfield Zone
N
Mineralization
HANGING GLACIER
BRUCESIDE
WEST ZONE
SULPHURETS GLACIER
SULPHURETS GLACIER
0 1000 2000
meters

SULPHURETS, BRITISH COLUMBIA

This high-grade, gold-silver project is located in northern British Columbia and has had over $40 million spent since 1986 on its exploration and development. Work included 78,300 meters of surface and underground diamond drilling, 5,275 meters (3.3 miles) of underground development and completion of a feasibility study for a 350 ton/day operation.

The West Zone is the location of eight steeply-dipping veins containing silver-gold mineralization, some of which are up to 40 meters (130 feet) in width. The Sulphurets project is an advanced project suitable for development dependent on silver prices.

As a gold-dominant project located in northern British Columbia, Sulphurets is not core to Silver Standard, and we are seeking ways to monetize our purchase of this asset and redeploy the capital in other silver-dominant projects.

Project Location


N
YBR Fault
Portal
Camp Creek Fault
Silver Creek Zones
SILVERTIP
MAP AREA
PROPERTY
0 100 200 300
meters
0 5000
meters
Mineralization
Underground Workings

SILVERTIP, BRITISH COLUMBIA

This project, located in northern British Columbia approximately 50 miles (85 kilometers) southwest of Watson Lake, Yukon Territory, hosts a significant silver resource within a high-grade, base metal-dominant manto deposit.

Exploration work to date has included 71,472 meters of drilling in 491 holes and 2.67 kilometers of underground development. Expenditures on the property have exceeded $23 million but, similar to other company acquisitions, Silver Standard's cost was a small percentage of past investment.

The property is 100%-owned, subject to a 5% net profit royalty on some non-core claims. Silvertip is among the highest grade carbonate replacement deposits in North America with combined grades of 17% lead-zinc and exploration potential is considered to be very good. Silver Standard plans to hold the property on a care and maintenance basis pending higher base metal and silver prices.

Longitudinal Section with Polygonal Resource


Stringer Mineralization (Inferred Open Pittable)
(Indicated) Massive Sulphide and Adjacent Stringer Mineralization
(Inferred) Massive Sulphide and Adjacent Stringer Mineralization
0 100
meters

SUNRISE LAKE, NORTHWEST TERRITORIES

This property, located in the Northwest Territories some 130 kilometers (81 miles) northeast of Yellowknife, hosts silver-gold and base metal mineralization outlined by 21,774 meters of surface diamond drilling since discovery in 1987. The Sunrise Lake deposit is a typical volcanogenic massive sulphide deposit comprising a steeply dipping massive lens three to four meters thick, 120 meters wide and 190 meters long. Underlying the massive mineralization is lower grade disseminated mineralization up to about 50 meters thick.

The property is 100%-owned, subject to a 5% net profits royalty. Exploration potential is considered good.

RESOURCE SUMMARY

Resource Calculation

Silver Standard currently owns or controls through option agreements 15 projects on three continents that together contain:

- measured and indicated silver resources totalling 403.6 million ounces;
- inferred resources totalling 446.4 million ounces;
- measured and indicated gold resources totalling 840 thousand ounces; and
- inferred gold resources totalling 1.4 million ounces.

Resources

Finding silver metal and quantifying its extent in the ground is a challenge, yet geologists and mining professionals have developed techniques of sampling and drilling to determine the extent and grade of in-ground mineralization. Although no company knows precisely what is in the ground until it is mined, geoscientists can make projections within a few percent of the actual in-ground mineralization based on physical and scientific data. The Society of Economic Geologists, the Canadian Institute of Mining and Metallurgy, the Australian Institute of Mining and Metallurgy and other professional bodies have developed standard techniques and nomenclature so that silver resources located anywhere in the world can be described and compared with a level of certainty.

Silver Standard employs two professional geoscientists and a geological engineer and has three professional engineers on its board of directors. To ensure transparency and provide independent third party verification, pursuant to Canada's National Instrument 43-101 which deals with the classification of resources, all of the company's projects have been reviewed by independent Qualified Persons. With new acquisitions and additional project drilling in 2003 and 2004, the total measured, indicated and inferred figures have increased from previous years.

The Qualified Person(s) for each of our projects is named below the table.

RESOURCES/MINERALIZED MATERIAL SUMMARY

Property	Resource Category	SSRI % interest	Short Tons in millions	Silver in g/t	Gold in g/t	Silver in oz./ton	Gold in oz./ton	By-products in % Lead	Zinc	Tin	SSRI Silver oz. in millions	SSRI Gold oz. in thousands
Manantial Espejo	Measured & Indicated	50.0	4.84	263.8	4.5	7.69	0.13				18.6	320
	Inferred		1.76	258.5	3.7	7.54	0.11				6.6	95
Bowdens	Measured & Indicated	100.0	52.46	51.9		1.51		0.30	0.41		79.5	
	Inferred		14.77	40.9		1.19		0.21	0.32		17.6	
Pirquitas	Measured & Indicated	43.4	37.86	140.6		4.10			0.55	0.15	67.4	
Pitarrilla	Measured & Indicated	100.0	11.35	124.2		3.62					41.1	
	Inferred		3.75	120.3		3.51					13.2	
Berenguela	Inferred	Option	15.43	125.0		3.65					56.3	
Shafter	Measured & Indicated	100.0	2.09	363.4		10.60					21.0	
	Inferred		1.57	439.9		12.83					20.2	
Challacollo	Indicated	100.0	3.74	170.6		4.98					18.6	
	Inferred		5.04	160.7		4.69					23.6	
Diablillos	Inferred	100.0	46.27	69.5	1.0	2.03	0.03				93.8	820
Candelaria	Measured & Indicated	100.0	13.62	110.7	tr	3.23	tr				44.1	40
	Inferred		55.68	51.1	tr	1.49	tr				82.8	10
Maverick Springs	Indicated	Option	69.63	34.3		1.00					69.6	
	Inferred		85.55	34.3		1.00					85.6	
San Marcial	Inferred	100.0	2.55	191.8		5.59		0.32	0.7		14.3	
San Agustin	Inferred	100.0	12.36	12.9	1.0	0.38	0.03				4.6	347
Silvertip	Indicated	100.0	1.12	378.0	0.9	11.00	0.02	7.7	9.5		13.6	30
	Inferred		1.45	284.0	0.5	8.30	0.01	5.4	8.3		13.2	20
Sunrise Lake	Indicated	100.0	1.68	262.0	0.7	7.64	0.01	2.4	6.0		12.8	30
	Inferred		2.82	169.0	0.5	4.93	0.01	1.9	4.4		13.9	40
Sulphurets	Measured & Indicated	100.0	1.14	517.7	12.7	15.10	0.37				17.2	420
	Inferred		0.15	171.4	18.6	5.00	0.54				0.8	80
Total Measured & Indicated											**403.6**	**840.0**
Total Inferred											**446.4**	**1412.0**

This table conforms to National Instrument 43-101 and Companion Policy 43-101CP with resource categories conforming to definitions adopted on August 20, 2000 by the Canadian Institute of Mining, *Metallurgy and Petroleum.*

Resources tabulated above were prepared by independent **Qualified Persons**: C. Stewart Wallis, P.G., P.Geo. (**Manantial Espejo and Bowdens**); Steve Ristorcelli, P.Geo. (**Pirquitas**); James A. McCrea, P.Geo. (**La Pitarrilla and San Agustin**); Steve Ristorcelli, P.Geo., and Peter Ronning, P.Eng. (**Diablillos**); Mark G. Stevens, P.G. (**Candelaria**); C. Stewart Wallis, P.G., P.Geo., and David W. Rennie, P.Eng. (**Challacollo**); C. Stewart Wallis, P.G., P.Geo., Robert T. McKnight, P.Eng., and David R. Budinski, P.Geo. (**Sulphurets**); John W. Rozelle, P.G. (**Shafter**); C. Stewart Wallis, P.G., P.Geo., and Nathan Eric Fier, C.P.G. (**San Marcial**); Steven J. Blower, P.Geo. (**Silvertip**) ; Neil R. Burns, P.Geo. (**Maverick Springs**); W.E. Roscoe, Ph.D., P.Eng. and C. Stewart Wallis, P.G., P.Geo. (**Sunrise Lake**). **Berenguela**: Based on a mineable ore reserve estimated in the 1960's by Charter Consolidated Mining Co. prior to the adoption of NI 43-101. Under NI 43-101, the mineable reserve would be classified as a mineral resource.

Cut-offs: Manantial Espejo: 165 g/t silver-equivalent. **Bowdens**: 40 g/t silver-equivalent (silver-equivalent = 88% silver + 92% lead/321+ 65% zinc/169). **Pirquitas**: 30 g/t silver, including jig tails. **La Pitarrilla**: 40 g/t silver. **Diablillos**: 42 g/t silver and 0.7 g/t gold. **Shafter**: 5.0 oz./ton silver. **Sulphurets**: 0.20 oz./ton gold, 55:1 silver:gold ratio. **Candelaria**: lode resources 0.5 oz/ton soluble silver. **Maverick Springs**: 1.0 oz./ton silver-equivalent. Silver Standard controls 100% of contained silver resources and Vista Gold Corporation controls 100% of contained gold resources. **San Agustin**: 0.5 g/t gold. **Challacollo**: 50 g/t silver. **San Marcial**: 30 g/t silver. **Sunrise Lake**: 30 g/t silver. **Silvertip**: 0.0 g/t silver.

Cautionary note to U.S. investors concerning disclosure of estimates of measured, indicated and inferred mineral resources: The terms "measured mineral resource", "indicated mineral resource" and *"inferred mineral resource"* used in this Annual Report are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM. We advise U.S. investors that while such terms are recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission (the "SEC") does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the "measured mineral resource" and *"indicated mineral resource" categories* will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is economically or legally mineable.

Real Silver Prices, 1968 – 2004 Basis = 1982


US$/Ounce
US$/Ounce
100
10
Real Silver Price
68
70
72
74
76
78
80
82
84
86
88
90
92
94
96
98
00
02
04

Source: CPM Group

Unique Characteristics:

Photosensitive
Reflective
Ductile
Biocidal
Thermally conductive
Best electrical conductor

Uses:

Photography
Jewelry
Silverware and decorative objects
Water purification
Electrical contacts and connectors
Coinage
Silver plating
Bearings
Solders
Batteries
Mirrors
Chemical catalysts
Chemical process applications
Burn treatments
Dental alloys and amalgams
Investment products

New Uses:

Superconductors
Anti-fouling paints
Electronics
Bactericides
Wood preservatives

Silver Market Update

In 2003, silver demand exceeded supply by approximately 34 million ounces. This is the fifteenth consecutive year of supply deficit. Over this period, nearly 1.8 billion ounces of silver have been drawn from reported and undisclosed inventories to make up the shortfall.

This consistent supply deficit is a characteristic unique to silver and one that reinforces our own belief in higher silver prices over time. Although silver consumption and this deficit varies year over year as a reflection of global economic conditions, the important point is that the market was again in deficit in 2003 and is projected to be in deficit in 2004. The data incorporated in the following discussion on silver is based on research from CPM Group of New York.

Silver demand in the first part of 2003 saw a reduction in industrial use worldwide. This factor, along with renewed interest in physical silver, shifted in a positive way in the second half of 2003 that continues into 2004.

Total demand declined 3.0% in 2003 to 761 million ounces of silver, with the decline more heavily weighted in the first half of the year. Photographic demand declined marginally to 249 million ounces in 2003, and jewelry and silverware consumed 261 million ounces. This is a combined reduction of 17 million ounces from 2002.

In early 2003, SARS in China significantly reduced travel in the country and related consumer photography. Digital cameras have made some inroads but increasing photographic use in x-rays and disposable cameras, and further growth in China and Asia, will continue to mute the digital influence. Photographic demand is expected to remain constant in 2004.

Demand remained strong for jewelry and silverware in Italy, Japan and the United States. Electronic demand last year was 104 million ounces, down slightly from the previous year due to the downturn in the electronics industries, specifically computers and cellular phones. Demand is reported to be sharply higher in the first quarter of 2004.

Other uses consumed about 140 million ounces as solders, bearings, chemical catalysts used to make the basic feedstock for polyethylene, mirrors, medicines, dental alloys, and other applications. Another 10 million ounces of silver were used in the making of silver bullion coins, which investors buy. These are counted separately from fabricated products, since they are 'bullion-like' and purchased for their silver content.

Overall supply in 2003 totalled approximately 727 million ounces. The largest component of supply was mine production at some 480 million ounces – down 3.2% from the 496 million ounces mined in 2002. Lower mine supply reflected reduced production from copper, lead, zinc and gold mines, which accounts for about 75% of mine supply of silver. With higher commodity prices in late 2003, mine production is expected to return to 2002 levels of 494 million ounces.

Secondary supply, which is largely scrap, comes from photographic recycling, silver coinage, and jewellery. These supplies totalled about 217 million ounces in 2003, up almost 10% from 2002. The 34 million-ounce deficit between supply and demand in 2003 was made up by silver sold from undisclosed inventories.

In the past, growing physical demand was keyed to improving industrial demand. Among potentially significant newer industrial applications, silver is now being used in superconductors in which silver coats the core wire. This silver sheath increases the efficiency of the superconductive wire, reducing the loss of power during transmission. There is evidence that use of superconductive wire grew more rapidly than expected in 2003 and further growth is anticipated in 2004. Use of silver in medical and health niche applications, such as band-aids, products to promote healing from skin burns, water purifiers and surgical instruments, continues to grow.

Trends in Silver Demand - 1993-2003



in millions of ounces
900.0
800.0
700.0
600.0
500.0
400.0
300.0
200.0
100.0
0.0
1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003
Photograpy
Jewelry and Silverware
Electronics, Batteries, Other Uses and Coinage
Source: CPM Group

Silver in Photography



in millions of ounces
250
200
150
100
50
0
1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003
Consumer Photography
Dental & Industrial X-Rays
Medical X-Rays
Graphic Arts
Source: CPM Group

Reported and Unreported Silver Holdings



in millions of ounces
600
500
400
300
200
100
0
1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003
Government
Market Exchanges
Market Dealers
Source: CPM Group

Comex Silver Stocks



in millions of ounces
300
250
200
150
100
50
0
1/1/92 1/1/93 1/1/94 1/1/95 1/1/96 1/1/97 1/1/98 1/1/99 1/1/00 1/1/01 1/1/02 1/1/03 1/1/04
Eligible
Registered
Source: CPM Group

Looking at 2004, CPM Group of New York, which undertakes research on silver and is supported in part by Silver Standard, is expecting that demand for silver will increase by 2.8% to 780 million ounces. The total supply of silver is expected to grow 1.2% to 736 million ounces, resulting in a deficit estimated at 46 million ounces. The assumptions behind these numbers are based on some tangible evidence: industrial expansion in the United States, Japan and China.

At the same time, according to CPM Group, holders of undisclosed silver inventories appear to be reducing sales that balanced supply and demand in recent years. This is partly due to a change in investor psychology. Investors are anticipating inflation and acquiring holdings of silver for investment purposes. Volumes for silver equities, and options and futures contracts are now noticeably higher than 2002.

CPM Group noted two interesting trends in the silver and paper markets since 2001. First, the volumes of silver futures and options being traded on organized exchanges have risen by 50%. Second, the volume of silver traded through the London-centred international bullion banking market has fallen by 70%. Futures and options volumes were as low as 15.9 billion ounces in 2001, but increased to 23.9 billion ounces in 2003. Meanwhile, the amount of silver cleared across London bullion clearing banks fell from 74.6 billion ounces in 1997 to 21.9 billion ounces in 2002, before recovering to 23.5 billion ounces in 2003.

CPM Group commented that "the drop in London bullion clearing volumes reflects the decline in proprietary trading in silver by banks and brokerage companies over the past six years, while the rise in futures and options activities reflects the increase in investor interest in silver, both on the part of large institutional investors and individual investors. Similarly contrasting trends have been seen in the volumes of gold cleared through London banks and gold futures and options trading, but the contrast in gold is not as stark as it is in silver." Volumes in both bullion and paper markets have increased in excess of 40% on an annualized basis so far in 2004 compared to 2003.

Finally, to provide additional perspective, some interesting statistics illustrate differences between silver and gold. At the current silver price of US$6.42 per ounce, the value of all silver consumed in 2003, assuming demand of 760 million ounces, was US$4.7 billion. On the other hand, gold production alone last year was approximately 2,600 tonnes or 85 million ounces with a total value of US$34 billion based on US$400 per ounce of gold. The market capitalizations of two well-known U.S. corporations, General Electric Co. and American International Group Inc., are respectively US$310 billion and US$190 billion, many times the value of all gold consumed and orders of magnitude above all the silver consumed annually.

In essence, the silver market continues to be smaller, less liquid and does not receive the same level of attention or investor interest. The small profile of the primary silver producers and the lack of concentration of the industry underscores the opportunities for Silver Standard in the years ahead.

SILVER PRICES AND GOLD:SILVER RATIO


4500
4000
3500
3000
2500
2000
1500
1000
500
0
Silver in U.S. cents
120
100
80
60
40
20
0
Gold:Silver ratio
1966
1969
1972
1975
1978
1982
1985
1988
1991
1995
1998
2001
2003
Silver (in U.S. cents)
Gold:Silver Ratio

Source: CPM Group

SILVER MARKET SURPLUS AND DEFICIT - 1977-2003


250
200
150
100
50
0
-50
-100
-150
-200
-250
in millions of ounces
1977
1978
1979
1980
1981
1982
1983
1984
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

Source: CPM Group

FINANCIALS

Management's discussion and analysis ("MD&A") provides a detailed analysis of our business and compares our 2003 financial results with those of the previous two years. In order to better understand the MD&A, it should be read in conjunction with the consolidated financial statements and related notes. We prepare and file with various Canadian regulatory authorities our consolidated financial statements and MD&A in Canadian dollars and in accordance with Canadian generally accepted accounting principles ("GAAP"). Reference should be made to note 18 of the consolidated financial statements for a discussion of material measurement differences between Canadian and U.S. GAAP and their effect on the consolidated financial statements. Our Annual Information Form is filed on SEDAR at www.sedar.com.

1. OVERVIEW

- The consolidated net loss for the year under Canadian GAAP was $3,938,000 or $0.10 per share compared to a loss of $2,198,000 or $0.06 per share in 2002 and a loss of $3,377,000 or $0.13 per share in 2001.
- In June 2003, we acquired a 100% interest in the Sunrise Lake deposit in Canada's Northwest Territories.
- In August 2003, we made the final option payment relating to the purchase of the Challacollo silver project in northern Chile and now own 100% of this property, subject to a net smelter returns royalty.
- During 2003, we raised a total of $13,229,000 from the exercise of common stock warrants and options. In January 2004, we closed a private placement of 2,955,000 units at a price of $14.80 per unit for gross proceeds of $43,734,000.
- Cash flow from operations was a use of $3,303,000 compared to uses of $2,250,000 in 2002 and $1,646,000 in 2001. Cash expenditures on mineral properties were $9,833,000 in 2003 compared to $12,519,000 in 2002 and $7,216,000 in 2001. In 2003, the properties on which these expenditures were incurred included Challacollo ($2,532,000), Bowdens ($1,485,000), Manantial Espejo ($830,000), Shafter ($743,000), La Pitarrilla ($677,000) and Maverick Springs ($868,000). We ended the year with $16,428,000 in cash and cash equivalents compared to $17,342,000 in 2002 and $5,577,000 in 2001.

Critical accounting policies and changes in accounting policies

Our accounting policies are described in Note 2 to the consolidated financial statements.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reporting period. Actual results could differ from those reported.

Mineral property costs

We record our interests in mineral properties at cost. The costs of acquiring mineral properties and related exploration and development expenditures are deferred and will be amortized against future production following commencement of commercial production or are written off if the properties are sold, allowed to lapse or abandoned. General exploration, overhead and administration costs are expensed in the period they are incurred.

Management of the company regularly reviews the net carrying value of each mineral property. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, proven and probable reserves, and operating capital and reclamation costs on an undiscounted basis. Reductions in the carrying value of each property would be recorded to the extent the net book value of the investment exceeds the estimated future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if carrying value can be recovered.

Management's estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term that could adversely affect management's estimate of the net cash flows to be generated from its properties. We presently have no proven or probable reserves.

Option payments received are treated as a reduction of the carrying value of the related mineral property and deferred costs until the payments are in excess of costs incurred, at which time they are then credited to income.

Provision for reclamation

On January 1, 2003, we adopted a new standard of accounting for asset retirement obligations. A description of this policy and the impact it had on adoption is discussed in the Financial Results section which follows.

Recently issued accounting policies

The Canadian Institute of Chartered Accountants (CICA) has issued amendments to Section 3870 – "Stock-based Compensation and Other Stock-based Payments", which require an expense to be recognized in financial statements for all forms of employee stock-based compensation, including stock options. We will be required to adopt the standard on January 1, 2004, which will result in compensation expense on stock options granted to directors and employees, previously only disclosed on a pro forma basis, to be charged to earnings. Had we followed the fair value method for valuing stock options granted to directors and officers, an additional compensation cost of $2,840,000 (2002 - $1,664,000) would have been recorded in 2003.

2. FINANCIAL RESULTS

2003 Compared with 2002

Selected Financial Data

(expressed in thousands of Canadian dollars, except per share amounts)

		Q1	Q2	Q3	Q4	2003 Year		Q1	Q2	Q3	Q4	2002 Year
Revenues	$	Nil	Nil	Nil	Nil	Nil	$	Nil	Nil	Nil	Nil	Nil
Loss	$	1,087	1,140	429	1,282	3,938	$	314	1,487	369	* 28	2,198
Basic and diluted loss per common share	$	0.03	0.03	0.01	0.03	0.10	$	0.01	0.04	0.01	0.00	0.06
Total assets	$	74,279	74,435	77,772	85,213	85,213	$	47,289	68,285	68,823	74,748	74,748
Long-term financial liabilities	$	213	144	91	75	75	$	136	129	135	249	249
Cash dividends	$	Nil	Nil	Nil	Nil	Nil	$	Nil	Nil	Nil	Nil	Nil

**Investment gains of $516,000 and foreign exchange gains of $352,000 were recorded in the fourth quarter of 2002.*

For the year ended December 31, 2003, we incurred a loss of $3,938,000 or $0.10 per share compared to a loss of $2,198,000 or $0.06 per share in 2002. The greater loss is due to a combination of lower investment income, a greater foreign exchange loss and cost increases in certain categories of expenditures. An analysis of the constituent parts of expenses follows:

Exploration and mineral property costs:	2003	2002
Property examination and exploration	$ 465,000	$279,000
Mineral property costs written off	-	53,000
Reclamation	507,000	420,000
	$ 972,000	$752,000

With the increase in the price of both precious and base metals, the price of in-ground silver resource ounces available for acquisition increased. As an alternative, to create shareholder value, we increased our expenditures on grass roots exploration resulting in our success at La Pitarrilla and expansion of our activities in Mexico. We expense these costs until such time as a property is acquired. In 2003, exploration costs were $465,000, representing a $186,000 increase from the prior year. We incurred $293,000 of our 2003 exploration costs in Mexico. In 2004, Mexico will continue to be the focus of a significant portion of our exploration efforts. We will also have exploration programs in Chile and Argentina.

In 2003, we did not abandon or write off any property costs. In 2002, the Bluey's property was written off at a cost of $53,000.

On January 1, 2003, we adopted the new standard of accounting for asset retirement obligations which harmonizes with U.S. GAAP. The new standard requires the recognition of a liability for obligations associated with the retirement of fixed assets when the liability is incurred. A liability is recognized initially at fair value if a reasonable estimate of the fair value can be made, and the resulting amount is capitalized as part of the asset. The liability is accreted over time through periodic charges to earnings or mineral property costs. In subsequent periods, we adjust the carrying amounts of the asset and the liability for changes in estimates of the amount or timing of underlying future cash flows. The cumulative effect of the change through January 1, 2003, which was recorded in 2003, was to increase mineral property cost by $17,000 and reclamation by $21,000.

Reclamation expense for the year 2003 was $507,000, compared to $420,000 in 2002 for an increase of $87,000 for the year.

Expenses:	2003	2002
Depreciation	$ 30,000	$ 24,000
General and administration	1,579,000	1,404,000
Professional fees	143,000	153,000
Salaries and employee benefits	654,000	434,000
Stock-based compensation	169,000	132,000
	$ 2,575,000	$ 2,147,000

Expenses were $2,575,000 in 2003 compared to $2,147,000 in 2002, an increase of $428,000. The two areas contributing to the majority of the increase were in the areas of general and administration costs and salaries and employee benefits.

General and administrative costs increased $175,000 in 2003 and were $1,579,000 for the year. Insurance expense for the year increased $67,000 during the year to $205,000. Premium increases were the main reason for this additional expense and costs in this area are not expected to decline in the near future. Costs relating to shareholder relations, which includes costs associated with preparing our annual and quarterly reports and the mailing thereof, increased $112,000 in the year to $319,000. As our number of shareholders increased 25% over the past year, so did the costs of keeping our shareholders informed. The costs of preparing our annual and quarterly reports increased $49,000 in 2003 with mailing costs increasing $46,000 from $86,000 to $132,000. In 2003, the company incurred $649,000 in the area of investor relations and this was comparable to 2002 costs. Greater costs were incurred relating to meetings with institutional investors and shareholders. Our president had a total of twelve meetings with shareholders in various U.S. cities in 2003. Offsetting these cost increases were lower costs in the areas of capital taxes and donations.

Professional fees were $143,000 for 2003 compared to $153,000 in 2002. Cost increases for accounting and audit services were more than offset by a $49,000 reduction in the cost of legal services. In early 2003, the company hired in-house legal counsel, which resulted in a reduction in the use of external counsel.

Salaries and employee benefits for the year were $654,000 compared to $434,000 in 2002 – an increase of $220,000. The two main reasons for the increase are the addition of the in-house legal counsel mentioned above and salary increases that took place at the beginning of 2003. Bonus payments for staff for 2003 were $155,000 compared to $101,000 in 2002.

The company granted 66,500 (2002 – 74,900) stock options to non-employees in 2003. The fair value of these options was $187,000 (2002 - $161,000), with the company expensing $169,000 (2002 - $132,000) of this assigned value and deferring $18,000 (2002 - $29,000) into mineral property costs.

Other income (expenses):	2003	2002
Investment income	$ **379,000**	$ 305,000
(Loss) gain on sale of marketable securities and investment write-downs	**(101,000)**	544,000
Fixed asset write-downs and loss on sale	-	(19,000)
Interest expense	-	(92,000)
Foreign exchange gain (loss)	**(669,000)**	(37,000)
	$ **(391,000)**	$ 701,000

In 2003, we incurred net other expenses of $391,000 compared to other income of $701,000 in 2002. In 2003, we had investment income of $379,000 compared to income of $305,000 in the prior year. Lower short-term interest rates were more than offset by higher cash and investment balances. In 2002, we recorded gains on the sale of marketable securities of $544,000. In 2003, we did not sell any of our marketable securities, but we did write-down $101,000 of our investments. At December 31, 2003, we held marketable securities carried at a cost of $1,457,000 with a market value of $9,730,000. In 2002 we recorded interest of $92,000 relating to interest on a convertible debenture obligation. There was no interest expense for 2003 as the debenture had been converted to common stock in late 2002. The foreign exchange loss for 2003 was $669,000 compared to a loss of $37,000 in 2002. The large increase in the loss for the year was a direct result of the impact that the strengthening Canadian dollar had on our U.S. cash and cash equivalent balances at the beginning of 2003. At December 31, 2002, we held US $5,800,000, which had been received as subscriptions for our common stock. As we require U.S. dollars to meet our various property obligations, the funds were not converted to Canadian dollars. During 2003, the Canadian dollar appreciated 22% against the U.S. dollar, with the majority of this increase occurring by mid-year. Going forward, we have adopted a policy that will limit foreign exchange losses and gains.

2002 Compared with 2001

For the year ended December 31, 2002, we incurred a loss of $2,198,000 or $0.06 per share compared to a loss of $3,377,000 or $0.13 per share in 2001. The lower loss is mainly a result of lower mineral property write-offs and gains on sales of marketable securities in 2002 offset by cost increases for certain other categories of expenses.

Expenditures on grass roots exploration and property examinations increased to $279,000 from the $107,000 recorded in 2001. This increase reflected increased activities in Mexico and Chile as we made an effort to locate potential new properties through exploration as well as acquisitions. We have been successful in this regard as three new properties were staked in Mexico and two in Chile. Once a property has been acquired, the acquisition costs are deferred as mineral property costs. In 2002, the Bluey's property in Australia was abandoned and we wrote-off our $53,000 investment. In 2001, we wrote-off $1,744,000 relating to our remaining investment in the El Asiento property in Bolivia.

Reclamation costs expensed in 2002 were $420,000 compared to $201,000 – an increase of $219,000. On-going environmental and reclamation expenditures were $322,000 reflecting greater activity at sites in British Columbia. In 2002, unlike 2001, there were excellent weather conditions for reclamation at the Duthie property. In 2002 we reviewed our environmental obligations and accrued an additional $98,000 provision (2001 - $nil) on reclamation in British Columbia.

At December 31, 2002, we had accrued $843,000 relating to our various reclamation obligations. Of this amount, $357,000 related to the Duthie property, $240,000 related to the Silver Standard Mine property, $112,000 related to the Silvertip property in British Columbia and $89,000 related to the Candelaria Mine property in Nevada, with the balance relating to our other properties. The Duthie property and Silver Standard Mine property accruals were charged to earnings in 1995 and 1996. The Candelaria Mine property accrual was established in 2002. The Diablillos property and Silvertip property accruals were established in conjunction with their acquisition in 2001 and 2002, respectively. The accruals cover monitoring costs.

Expenses were $2,147,000 during 2002 compared to $1,517,000, an increase of $630,000. Of the increase, $298,000 related to general and administrative costs including depreciation, $73,000 for professional fees, $127,000 for salary and employee benefits and $132,000 for stock-based compensation for non-employees.

General and administrative costs were $1,404,000 compared to $1,105,000 in 2001. Approximately $100,000 of the increase was in the area of investor and shareholder relations, including consulting. This increase related to costs associated with the private placement in the second quarter of 2002 and a number of other investor and shareholder awareness initiatives undertaken in 2002. These shareholder awareness costs continued in 2003. The other areas where there have been increases are in the areas of insurance, capital tax and transfer agent and filing fees.

Professional fees were $153,000 in 2002 compared to $80,000 in 2001. The increase relates to the requirement for more accounting, audit and legal professional services and the increased costs for these services.

Salaries and employee benefits expensed were $434,000 in 2002 compared to $307,000 in 2001. During the second quarter of 2002, $101,000 in bonus payments were made to nine employees and our relatively low salaries compared to peer companies were increased. The costs of our benefit plans were $32,000 higher than in 2001.

Effective January 1, 2002, we adopted the new accounting standard for stock-based compensation. We granted 74,900 stock options to non-employees in 2002. The fair value of these options was $161,000 and we expensed $132,000 of this assigned value and deferred $29,000 into mineral property costs. As permitted under the standard, we elected not to follow the fair value method of accounting for stock options granted for directors and employees. Had we followed the fair value method, an additional compensation cost of $1,664,000 would have been recorded.

Other income for 2002 was $701,000 compared to $192,000 in 2001. Investment income was $305,000 in 2002 compared to $176,000 in 2001. Lower short-term interest rates were more than offset by higher cash and investment balances. We recorded gains on the disposal of marketable securities in the amount of $544,000 in 2002. There were no gains in 2001. Interest expense for 2002 was $92,000 compared to $nil in 2001. During 2002, we issued a 10% US $1,340,000 convertible debenture in relation to our acquisition of a 43.4% interest in the Pirquitas property. By the end of the year, this debenture was converted to equity.

3. FINANCIAL POSITION AND LIQUIDITY

Cash From Operations

Cash flow from operations was a usage of $3,303,000 in 2003, compared to usages of $2,250,000 in 2002 and $1,646,000 in 2001.

Investing Activities

Total cash invested in mineral property costs including acquisitions over the last three years are detailed below:

	2003	2002	2001
Manantial Espejo	**830,000**	$ 1,588,000	$ 2,312,000
Shafter	**743,000**	841,000	804,000
Candelaria	**476,000**	419,000	654,000
Bowdens	**1,485,000**	751,000	670,000
Challacollo	**2,532,000**	1,560,000	-
San Marcial	**93,000**	1,032,000	-
Silvertip	**21,000**	1,209,000	-
Diablillos	**666,000**	87,000	2,404,000
Pirquitas	**119,000**	4,745,000	-
Sunrise	**687,000**	-	-
La Pitarrilla	**677,000**	48,000	-
Maverick Springs	**868,000**	3,000	-
Other	**636,000**	236,000	372,000
	$ 9,833,000	$ 12,519,000	$ 7,216,000

The above table reflects cash expenditures by property. It does not include the value of shares issued for mineral properties and other non-cash charges.

Acquisitions

In June 2003, we acquired a 100% interest in the Sunrise Lake deposit in Canada's Northwest Territories. To acquire this project, we made a cash payment of US $488,000 and issued 83,004 of our common shares valued at $576,000.

In December 2002, we acquired a 100% interest in the Silvertip project located in northern British Columbia. To acquire this project, we made a cash payment of $1,200,000 and issued 100,000 of our common shares valued at $618,000.

In November 2002, we entered into a letter agreement for an option/joint venture agreement with Vista Gold Corp. (Vista), under which we would acquire all silver resources hosted in the Maverick Springs silver-gold property in northern Nevada. Under the terms of the letter agreement, we would pay Vista US $300,000 on closing of a formal agreement and contribute US $1,200,000 over a period of four years toward exploration programs, land holding costs and option payments. In June 2003, the formal agreement was signed and all required payments were made to Vista.

In June 2002, we acquired a 43.4% interest in Sunshine Argentina, Inc., which owns the Pirquitas silver project. We paid $4,556,000 (US $3,000,000) in cash and issued a $2,092,000 (US $1,340,000) convertible debenture. By December 31, 2002, the debenture was fully converted into common stock.

In March 2002, we acquired the entire interest in the Manantial Espejo property. Concurrently, we closed an agreement with Pan American Silver Corp. (Pan American) whereby Pan American acquired a 50% direct interest in the property. Pan American's acquisition cost was US $708,750 cash and 231,511 Pan American common shares valued at US $1,250,000, which were paid to Black Hawk as full consideration for the sale of its interest. We will be the operator during the exploration phase and exploration costs were shared equally from January 1, 2002. Pan American will be the operator during the feasibility and mine construction stages and will contribute the first US $3,000,000 towards mine construction once a production decision is made, after which, any further expenditures will be shared equally.

In November 2001, we acquired 100% of Pacific Rim Argentina, a company which owns the Diablillos property in Argentina, for a total consideration of $5,430,000. Of the total consideration, $2,404,000 was cash and the balance was paid in shares.

In August 2001, we acquired a 20% direct interest in the Manantial Espejo property by issuing 400,000 common shares valued at $920,000. We then transferred half of this interest (representing 10% valued at $460,000) and cash of $125,000 in exchange for a 40% direct interest in the Sulphurets property, giving us a 100% interest in Sulphurets.

In April 2001, we exercised our option to acquire 100% of the Candelaria property for total consideration of $2,692,000 comprised of a cash payment of $104,000, an issuance of 600,000 common shares valued at $1,962,000, an issuance of 600,000 common share purchase warrants valued at $326,000 and an issuance of a $300,000 non-interest-bearing promissory note.

Marketable Securities

Other investing activities in 2003 included the purchase of $1,042,000 (2002 - $527,000; 2001 – nil) in marketable securities.

We sold certain of our marketable securities in 2002 to realize proceeds of $757,000 with a gain on the sale of $544,000. There were no similar sales in 2003 or 2001. At December 31, 2003, the quoted market value of the marketable securities was $9,730,000 (2002 - $1,358,000) compared to the carried cost of $1,457,000 (2002 - $313,000).

Financing Activities

During 2003, we raised a total of $13,229,000 from new equity compared to $26,725,000 in 2002 and $11,174,000 in 2001. Although there were no funds raised through private placements in 2003, we incurred $54,000 in share issuance costs. These costs related to registration costs for a private placement that closed in December 2002.

	2003	2002	2001
Private placements	$ -	$ 19,979,000	$ 4,495,000
Exercise of stock options	**2,140,000**	1,827,000	3,976,000
Exercise of warrants	**11,089,000**	4,919,000	2,703,000
	$ 13,229,000	$ 26,725,000	$ 11,174,000

In mid January 2004, we closed a private placement of 2,955,000 units at a price of $14.80 per unit for gross proceeds of $43,734,000. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable on payment of $18.50 into one of our common shares for a period of two years. Finders' fees of 5% in units, 5% in both cash and warrants (each whole warrant entitling the holder to acquire one common share for a period of two years at a price of $18.50) and 4.25% in cash are payable on various portions of the placement.

In addition, at December 31, 2003, the company had received $455,000 on the exercise of 92,900 common share purchase warrants. The common shares were not issued until subsequent to year-end.

Cash Resources and Liquidity

At December 31, 2003, we had working capital of $16,893,000. This working capital compares to $16,430,000 at the same time in 2002 and $5,520,000 in 2001.

We have planned expenditures on properties of approximately $8,200,000 in 2004, with other planned expenditures of $2,500,000 for administration, reclamation and capital programs. Many of the $8,200,000 in planned property expenditures are discretionary.

A summary of our contractual obligations is as follows:

Contractual Obligations

	Payments Due by Period				
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long term debt	$ 141,000	$ 66,000	$ 32,000	$ 22,000	$ 21,000
Operating leases	492,000	116,000	232,000	144,000	-
Total contractual obligations	$ 633,000	$ 182,000	$ 264,000	$ 166,000	$ 21,000

With our strong working capital position, the closing of the $43,734,000 private placement in January 2004, our marketable securities and in-the-money warrants outstanding, we will be able to meet all of our obligations for the foreseeable future.

4. STRATEGY

Since 1990, demand for silver has exceeded the combination of silver mine supply and scrap recycling. To the end of 2003, surface stockpiles of silver which had accumulated during the 1970s and 1980s declined by more than 1.6 billion ounces. Since surface stockpiles are finite, we believe the gap between supply and demand must inevitably be met through higher silver prices that will encourage increased production. Since three-quarters of current mine supply of silver is a by-product of gold or base metal operations, the beneficiaries of higher silver prices will be companies focused primarily on silver.

We commenced acquiring and developing a diverse portfolio of silver-dominant properties in 1993 with the expectation that a pipeline of primary silver operations would be developed with increasing higher silver prices. Criteria for the acquisition of key projects have included: sufficient drilling to warrant a resource calculation, thereby reducing technical risk; a relatively low acquisition cost on a per resource ounce basis in order to enhance the economics of future operations; good exploration potential; metallurgy that favors low environmental impact when production commences; and limited environmental impact from any historic operations in order to minimize future contingencies or obligations.

As our resource base has grown, and leverage on a per share basis has increased, our common shares have behaved like an unexpiring call option or proxy on silver prices which has enhanced our ability to finance growth.

Since April of 2003, the Commodities Research Bureau Index for basic materials (which are priced in U.S. dollars), frequently used as an indicator of future inflation, has advanced close to 20%. The Index indicates stronger demand for basic materials worldwide as well as a 12% decline in the trade-weighted value of the U.S. dollar.

In the same time frame, spot silver prices have risen from approximately US$4.60 per ounce to US$6.90 per ounce, an increase of 50%. The combination of strong fundamentals for silver, strong demand for industrial metals, including silver, and devaluation of the U.S. dollar appear to be important factors in continued strengthening of silver prices.

As these higher silver prices have enhanced the economics of our projects, we must evaluate the most effective opportunities for deploying shareholder capital. Since the beginning of 2003, our market capitalization has more than tripled, indicating heightened interest in our prospects.

Depending on market conditions and our determination of the most effective use of shareholder capital, production financing may be provided from then current cash; equity and/or debt financing; sale of a partial property interest to another mining company in exchange for construction funding; or sale of non-core assets.

5. RISKS AND UNCERTAINTIES

Our exploration programs may not result in a commercial mining operation.

Mineral exploration involves significant risk because few properties that are explored contain bodies of ore that would be commercially economic to develop into producing mines. Our mineral properties are without a known body of commercial ore and our proposed programs are an exploratory search for ore. We do not know whether our current exploration programs will result in any commercial mining operation. If the exploration programs do not result in the discovery of commercial ore, we will be required to acquire additional properties and write-off all of our investments in our existing properties.

Factors beyond our control may determine whether any mineral deposits we discover are sufficiently economic to be developed into a mine.

The determination of whether our mineral deposits are economic is affected by numerous factors beyond our control. These factors include market fluctuations for precious metals; the proximity and capacity of natural resource markets and processing equipment; and government regulations governing prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.

We have no revenue from operations and no ongoing mining operations of any kind.
We are a mineral exploration company and have no revenues from operations and no ongoing mining operations of any kind. If our exploration programs successfully locate an economic ore body, we will be subject to additional risks associated with mining.

We will require additional funds to place the ore body into commercial production. Substantial expenditures will be required to establish ore reserves through drilling, develop metallurgical processes to extract the metals from the ore and construct the mining and processing facilities at any site chosen for mining. We do not know whether additional financing will be available at all or on acceptable terms. If additional financing is not available, we may have to postpone the development of, or sell, the property.

The majority of our property interests are not located in developed areas and as a result may not be served by appropriate road access, water and power supply and other support infrastructure. These items are often needed for development of a commercial mine. If we cannot procure or develop roads, water, power and other infrastructure at a reasonable cost, it may not be economic to develop properties, where our exploration has otherwise been successful, into a commercial mining operation.

In making determinations about whether to proceed to the next stage of development, we must rely upon estimated calculations as to the mineral reserves and grades of mineralization on our properties. Until ore is actually mined and processed, mineral reserves and grades of mineralization must be considered as estimates only. Any material changes in mineral reserve estimates and grades of mineralization will affect the economic viability of the placing of a property into production and a property's return on capital.

Mining operations often encounter unpredictable risks and hazards that add expense or cause delay. These include unusual or unexpected geological formations, power outages, labor disruptions, flooding, explosions, rockbursts, cave-ins, landslides and inability to obtain suitable or adequate machinery, equipment or labor. We may become subject to liabilities in connection with pollution, cave-ins or hazards against which we cannot insure against or which may elect not to insure. The payment of these liabilities could require the use of financial resources that would otherwise be spent on mining operations.

Mining operations and exploration activities are subject to national and local laws and regulations governing prospecting, development, mining and production, exports and taxes, labor standards, occupational health and mine safety, waste disposal, toxic substances, land use and environmental protection. In order to comply, we may be required to make capital and operating expenditures or to close an operation until a particular problem is remedied. In addition, if our activities violate any such laws and regulations, we may be required to compensate those suffering loss or damage, and may be fined if convicted of an offence under such legislation.

Our profitability and long-term viability will depend, in large part, on the market price of silver, gold, zinc and lead. The market prices for these metals are volatile and are affected by numerous factors beyond our control, including global or regional consumption patterns, supply of, and demand for, silver, gold, zinc and lead, speculative activities, expectations for inflation and political and economic conditions. We cannot predict the effect of these factors on metals prices.

We may not have sufficient funds to complete further exploration programs.
We have limited financial resources, do not generate operating revenue, and must finance our exploration activity by other means. We do not know whether additional funding will be available for further exploration of our projects or to fulfill our anticipated obligations under our existing property agreements. If we fail to obtain additional financing, we will have to delay or cancel further exploration of our properties, and we could lose all of our interest in our properties.

Our properties may be subject to uncertain title.
We own, lease or have under option, unpatented and patented mining claims, mineral claims or concessions which constitute our property holdings. The ownership and validity, or title, of unpatented mining claims and concessions are often uncertain and may be contested. A successful claim contesting our title to a property will cause us to lose our rights to explore and, if warranted, develop that property. This could result in our not being compensated for our prior expenditures relating to the property.

Land reclamation requirements for our exploration properties may be burdensome.
Although variable depending on location and the governing authority, land reclamation requirements are generally imposed on mineral exploration companies (as well as companies with mining operations) in order to minimize long term effects of land disturbance. Reclamation may include requirements to control dispersion of potentially deleterious effluents and reasonably re-establish pre-disturbance land forms and vegetation. In order to carry out reclamation obligations imposed on us in connection with our mineral exploration, we must allocate financial resources that might otherwise be spent on further exploration programs.

Political or economic instability or unexpected regulatory change in the countries where our properties are located could adversely affect our business.

Certain of our properties are located in countries, provinces and states more likely to be subject to political and economic instability, or unexpected legislative change, than is usually the case in certain other countries, provinces and states. Our mineral exploration activities could be adversely affected by political instability and violence; war and civil disturbance; expropriation or nationalization; changing fiscal regimes; fluctuations in currency exchange rates; high rates of inflation; underdeveloped industrial and economic infrastructure; and unenforceability of contractual rights; any of which may adversely affect our business in that country.

We may be adversely affected by fluctuations in foreign exchange rates.

We maintain our accounts in Canadian and U.S. dollars. Any appreciation in the currencies of Argentina, Australia, Chile, Mexico or other countries where we carry out exploration activities against the Canadian or U.S. dollar will increase our costs of carrying out operations in such countries. In addition, any decrease in the U.S. dollar against the Canadian dollar will result in a loss on our books to the extent we hold funds in U.S. dollars.

We face industry competition in the acquisition of exploration properties and the recruitment and retention of qualified personnel.

We compete with other exploration companies, many of which have greater financial resources than us or are further in their development, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel. If we require and are unsuccessful in acquiring additional mineral properties or personnel, we will not be able to grow at the rate we desire or at all.

Some of our directors and officers have conflicts of interest as a result of their involvement with other natural resource companies.

Some of our directors and officers are directors or officers of other natural resource or mining-related companies. These associations give rise to conflicts of interest from time to time. In particular, our directors who also serve as directors of other companies in the same industry may be presented with business opportunities which are made available to such competing companies and not to us.

6. THE SILVER MARKET

In inflation-adjusted terms, silver is currently trading at close to Depression-level prices. As noted in the Strategy section above, demand has been exceeding mine supply and scrap recycling since 1990 and any return to balanced market conditions is not anticipated in the near future, enhancing the likelihood of higher prices due to silver's many and growing industrial uses as well as increasing investment demand in relation to continued weakening of the U.S. dollar. Please refer to the section in the annual report on silver.

7. OUTLOOK

With the company's strong cash position and pipeline of development projects, a commodities cycle that favors both precious and base metals, and greater investor appreciation of the silver sector, Silver Standard is well-positioned to maximize shareholder value as the fundamentals of silver are reflected in its price.

March 12, 2004

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of the company have been prepared by management in accordance with accounting principles generally accepted in Canada and reconciled to accounting principles generally accepted in the United States as set out in note 18, and contain estimates based on management's judgement. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors has met with the company's independent auditors to review the scope and results of the annual audit, and to review the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

The company's independent auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada and the United States, and their report follows.

Robert A. Quartermain
President

Ross A. Mitchell
Vice President, Finance
March 12, 2004

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Silver Standard Resources Inc.

We have audited the consolidated balance sheets of **Silver Standard Resources Inc.** as at December 31, 2003 and 2002 and the consolidated statements of loss and deficit and cash flows for the years ended December 31, 2003, 2002 and 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years ended December 31, 2003, 2002 and 2001 in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, B.C., Canada
February 20, 2004

As at December 31, 2003 and 2002
(expressed in thousands of Canadian dollars, except number of shares)

	2003	2002
ASSETS		
Current assets		
Cash and cash equivalents (note 14(a))	$ **16,428**	$ 17,342
Marketable securities (notes 4 and 11(b))	**1,457**	313
Accounts receivable (note 11(a))	**339**	409
Prepaid expenses	**234**	200
	18,458	18,264
Reclamation deposits (note 13)	**153**	70
Investments (note 4)	**-**	100
Mineral property costs (note 5)	**66,491**	56,230
Fixed assets (note 6)	**111**	84
	$ **85,213**	$ 74,748
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$ **725**	$ 817
Current portion of provision for reclamation (note 13)	**248**	142
Mineral property payable (note 5(k))	**526**	772
Current portion of long-term debt (note 7)	**66**	103
	1,565	1,834
Provision for reclamation (note 13)	**1,043**	701
Long-term debt (note 7)	**75**	249
	2,683	2,784
SHAREHOLDERS' EQUITY		
Capital stock (note 8)		
Authorized		
100,000,000 common shares without par value		
Issued		
42,604,832 common shares (2002 - 39,190,887)	**113,537**	99,510
Share subscriptions (note 10)	**455**	-
Value assigned to stock options (note 9)	**170**	148
Deficit	**(31,632)**	(27,694)
	82,530	71,964
	$ **85,213**	$ 74,748

Subsequent event (note 19)

Approved by the Board of Directors

R.E. Gordon Davis, Director

William Meyer, Director

The accompanying notes are an integral part of the consolidated financial statements.

For the years ended December 31, 2003 and 2002 and 2001
(expressed in thousands of Canadian dollars, except number of shares and per share amounts)

	2003	2002	2001
EXPLORATION AND MINERAL PROPERTY COSTS			
Property examination and exploration	$ **465**	$ 279	$ 107
Mineral property costs written off (note 5)	**-**	53	1,744
Reclamation (note 13)	**507**	420	201
	(972)	(752)	(2,052)
EXPENSES			
Depreciation	**30**	24	25
General and administration	**1,579**	1,404	1,105
Professional fees	**143**	153	80
Salaries and employee benefits	**654**	434	307
Stock-based compensation (note 9)	**169**	132	-
	(2,575)	(2,147)	(1,517)
OTHER INCOME (EXPENSES)			
Investment income	**379**	305	176
(Loss) gain on sale of marketable securities and investment writedowns	**(101)**	544	-
Fixed asset writedowns and loss on sale	**-**	(19)	-
Gain on sale of mineral property	**-**	-	1
Interest expense (note 3(a))	**-**	(92)	-
Foreign exchange (loss) gain	**(669)**	(37)	15
	(391)	701	192
LOSS FOR THE YEAR	**(3,938)**	(2,198)	(3,377)
DEFICIT - BEGINNING OF YEAR	**(27,694)**	(25,496)	(22,119)
DEFICIT - END OF YEAR	$ **(31,632)**	$ (27,694)	$ (25,496)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	**40,409,854**	35,739,100	26,375,200
BASIC AND DILUTED LOSS PER COMMON SHARE	$ **(0.10)**	$ (0.06)	$ (0.13)

The accompanying notes are an integral part of the consolidated financial statements.

For the years ended December 31, 2003 and 2002 and 2001
(expressed in thousands of Canadian dollars)

	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES			
Loss for the year	$ **(3,938)**	$ (2,198)	$ (3,377)
Items not affecting cash			
Depreciation	**30**	24	25
Mineral property costs written off	-	53	1,744
Interest expense	-	90	-
Fixed asset writedowns and loss on sale	-	19	-
Gain on sale of mineral property	-	-	(1)
Loss (gain) on sale of marketable securities and investment writedowns	**101**	(544)	-
Valuation of options issued to non-employees	**169**	132	-
Donation made in shares	-	41	-
Provision for reclamation	**370**	98	-
Foreign exchange (gain) loss	**(4)**	37	-
	(3,272)	(2,248)	(1,609)
Changes in non-cash working capital items			
Accounts receivable and prepaid expenses	**(14)**	(222)	(137)
Accounts payable and accrued liabilities	**(17)**	220	100
	(3,303)	(2,250)	(1,646)
CASH FLOWS FROM FINANCING ACTIVITIES			
Shares issued for cash	**13,229**	26,725	11,174
Share subscriptions received	**455**	-	-
Share issue cash costs	**(54)**	(333)	(26)
Repayment of long-term debt	**(211)**	(152)	(22)
	13,419	26,240	11,126
CASH FLOWS FROM INVESTING ACTIVITIES			
Minority interest buy-out	-	(2)	-
Mineral property costs	**(9,833)**	(7,963)	(4,591)
Proceeds on sale of mineral property	-	-	1
Purchase of fixed assets	**(57)**	(38)	(28)
Proceeds on sale of fixed assets	-	-	49
On acquisition of joint venture	-	34	-
Acquisitions (note 3)	-	(4,556)	(2,625)
Reclamation deposit (advance) recovery	**(83)**	40	(18)
Purchase of marketable securities	**(1,042)**	(527)	-
Proceeds on sale of marketable securities	-	757	-
	(11,015)	(12,255)	(7,212)
FOREIGN EXCHANGE (LOSS) GAIN ON FOREIGN CASH HELD	**(15)**	30	-
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	**(914)**	11,765	2,268
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	**17,342**	5,577	3,309
CASH AND CASH EQUIVALENTS - END OF YEAR	$ **16,428**	$ 17,342	$ 5,577

SUPPLEMENTARY CASH FLOW INFORMATION (note 14)

The accompanying notes are an integral part of the consolidated financial statements.

As at December 31, 2003 and 2002 and 2001
(all tabular amounts are expressed in thousands of Canadian dollars, unless otherwise stated)

1 NATURE OF OPERATIONS

The company is in the process of acquiring and exploring silver mineral properties. The company hopes to ultimately develop the properties to bring them to production, structure joint ventures with others, option or lease properties to third parties, or sell the properties outright. The company has not determined whether these properties contain ore reserves that are economically recoverable and is considered to be in the exploration stage.

Management has estimated that the company will have adequate funds from existing working capital to meet its corporate administrative and property obligations for the coming year. The company will periodically need to obtain additional financing, and while the company has been successful in the past, there can be no assurance that it will be able to do so in the future.

The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the company to obtain necessary financing to complete the development, and upon future profitable production. The amounts shown as deferred expenditures and property acquisition costs represent net costs to date, less amounts amortized and/or written off, and do not necessarily represent present or future values.

Although the company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the company's title. Property title may be subject to unregistered prior agreements or transfers and may be affected by undetected defects.

2 SIGNIFICANT ACCOUNTING POLICIES

Generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). The significant measurement differences between those principles and those that would be applied under U.S. generally accepted accounting principles (U.S. GAAP), as they affect the company, are disclosed in note 18.

Principles of consolidation

These consolidated financial statements include the accounts of the company and its subsidiaries, the principal ones being Newhawk Gold Mines Ltd. (Newhawk), Silver Standard (BVI) Inc., Candelaria Mining Company (Candelaria), Pacific Rim Mining Corporation Argentina S.A. (Pacific Rim Argentina) and Silver Assets, Inc. (Silver Assets). The company now consolidates its 100% interest in Sulphurets. Prior to the acquisition described in note 3(c), the company proportionately consolidated its 60% interest in the Sulphurets Joint Venture, which was reflected as the Sulphurets mineral property. The company proportionately consolidates its interest in Minera Triton Argentina S.A. (Minera Triton), which is reflected in the Manantial Espejo mineral property, and proportionately consolidates its 43.4% interest in Sunshine Argentina Inc. (Sunshine), which is reflected in the Pirquitas mineral property.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reporting period. Actual results could differ from those reported.

Foreign currency translation

The company's subsidiaries are integrated foreign operations and are translated into Canadian dollars using the temporal method. Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates. Income and expense items are translated at the average exchange rate for the period. Translation gains and losses are reflected in loss for the year.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, balances held with banks and highly liquid deposits with an initial maturity of less than 90 days. Cash equivalents also include highly liquid short-term investments with an initial maturity of over 90 days that are readily convertible to known amounts of cash and are subject to an insignificant risk of change in value.

Marketable securities

Marketable securities, all of which are categorized as available for sale, are carried at the lower of original cost and quoted market value.

Investments

Investments are recorded at cost. If other than temporary impairment in value has occurred, they are written down to estimated market value.

Mineral property costs

The company records its interests in mineral properties at cost. The costs of acquiring mineral properties and related exploration and development expenditures are deferred and would be amortized against future production following commencement of commercial production or are written off if the properties are sold, allowed to lapse or abandoned. General exploration, overhead and administration costs are expensed in the period incurred.

Management of the company regularly reviews the net carrying value of each mineral property. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, proven and probable reserves, and operating capital and reclamation costs on an undiscounted basis. Reductions in the carrying value of each property would be recorded to the extent the net book value of the investment exceeds the estimated future cash flows.

Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered.

For the years ended December 31, 2003 and 2002 and 2001
(all tabular amounts are expressed in thousands of Canadian dollars, unless otherwise stated)

Management's estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term that could adversely affect management's estimate of the net cash flows to be generated from its properties. The company presently has no proven or probable reserves.

Option payments received are treated as a reduction of the carrying value of the related mineral property and deferred costs until the payments are in excess of costs incurred, at which time they are then credited to income.

Fixed assets
Fixed assets are recorded at cost less accumulated depreciation. Depreciation is calculated using the declining balance method at rates ranging from 15% to 30% per annum.

Provision for reclamation
The company estimates the fair value of site restoration and clean-up costs on acquisition of mineral properties and reflects this amount in the cost of the mineral property acquired.

On January 1, 2003, the company adopted the new standard of accounting for asset retirement obligations which harmonizes with U.S. GAAP. The new standard requires the recognition of a liability for obligations associated with the retirement of fixed assets when the liability is incurred. A liability is recognized initially at fair value if a reasonable estimate of the fair value can be made and the resulting amount would be capitalized as part of the asset. The liability is accreted over time through periodic charges to earnings or mineral property costs. In subsequent periods, the company adjusts the carrying amounts of the asset and the liability for changes in estimates of the amount or timing of underlying future cash flows.

It is reasonably possible that the company's estimates of its ultimate reclamation and site restoration liability could change as a result of changes in regulations or cost estimates. The effect of changes in estimated costs is recognized on a prospective basis.

Stock-based compensation
The company has a share option plan which is described in note 9. Stock-based compensation on options granted to non-employees is recorded as an expense at the earlier of the completion of performance or vesting of the options granted, based upon the estimated fair value on that date. The company does not record any compensation cost on the granting of stock options to employees and directors using the intrinsic value method as the exercise price is equal to or greater than the market price at the date of the grant. Consideration paid on exercise of the stock options is credited to capital stock. Additional disclosures for options granted to employees and directors, including disclosure of pro forma earnings and pro forma earnings per share as if the fair value based accounting method had been used to account for employee stock options, are presented in note 9.

Income taxes
Income taxes are calculated using the liability method. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

Loss per common share
Loss per share is calculated based on the weighted average number of common shares issued and outstanding during the year. The effect of potential issuances of shares under options and warrants would be anti-dilutive, and therefore basic and diluted losses per share are the same. Information regarding securities that could potentially dilute basic earnings per share in the future is presented in notes 9 and 10.

3 ACQUISITIONS

a) In June 2002, the company acquired a 43.4% interest in Sunshine Argentina, Inc. (Sunshine) which owns the surface and mineral rights for the Pirquitas silver project (note 5(c)). The company paid $4,556,000 (US$3,000,000) in cash and issued a US$1,340,000 convertible debenture for a total of $6,592,000. The company assigned the purchase price to acquisition costs relating to the Pirquitas property. By December 31, 2002, the debenture was fully converted by the issuance of 360,636 common shares with a value of $2,092,000. In July 2003, the Company issued 9,980 common shares with a value of $74,850 in full settlement of the interest due relating to the debenture (note 8).

b) In November 2001, the company acquired 100% of Pacific Rim Argentina, a company incorporated in Argentina that owns the mineral rights for the Diablillos silver-gold project in Argentina (note 5(a)). The company has accounted for the acquisition as a purchase for total consideration of $5,429,649 (US$3,426,391).

c) In August 2001, the company acquired a 20% direct interest in the Manantial Espejo property (note 5(b)) by issuing 400,000 common shares valued at $920,000. The value of the common shares issued was based on market price. The company then transferred half of this interest (representing 10% valued at $460,000) and cash of $125,000 to Black Hawk Mining Corporation (Black Hawk) in exchange for the remaining 40% interest in the Sulphurets property such that the company now owns 100% of Sulphurets.

d) In April 2001, the company exercised its option to acquire a 100% interest in the Candelaria property (note 5(j)). The acquisition closed on October 1, 2001 with the company making cash payments of $103,947 (US$65,834), issuing 600,000 common shares valued at $1,962,000, issuing 600,000 common share purchase warrants valued at $326,000 (note 10), issuing a $300,000 non-interest bearing promissory note (which was settled during 2002 by the issuance of 70,922 common shares) and the assumption of all liabilities relating to the property following completion of reclamation by Kinross. The cost of monitoring on completion of reclamation is estimated to be US$20,300 over a five-year period. The fair value of the consideration amounted to $2,691,947, which was allocated to mineral property costs. The value of the common shares issued was based on market price.

4 MARKETABLE SECURITIES AND INVESTMENTS

	2003	2002
Marketable securities	$ 1,457	$ 313
Investments	$ -	$ 100

At December 31, 2003, the quoted market value of marketable securities was $9,730,000 (2002 - $1,358,000). During 2003, the $100,000 investment in the shares of Sandy K. Mines Ltd. was fully provided for.

5 MINERAL PROPERTY COSTS

At December 31, mineral property costs are as follows:

			2003
	Acquisition costs	Exploration costs	Total
Argentina			
Chubut	$ 58	$ 94	$ 152
Diablillos	5,370	798	6,168
Manantial Espejo	4,090	7,336	11,426
Pirquitas	6,592	342	6,934
Australia			
Bowdens	10,892	6,079	16,971
Canada			
Silvertip	1,818	142	1,960
Sulphurets	2,393	1,255	3,648
Sunrise Lake	1,234	29	1,263
Chile			
Cachinal	17	78	95
Challacollo	2,271	1,996	4,267
Juncal	16	27	43
La Flora	15	31	46
Mexico			
La Pitarrilla	50	708	758
La Valenciana	16	252	268
Ortega	33	22	55
San Agustin	28	131	159
San Marcial	722	716	1,438
Other	19	20	39
United States			
Candelaria	2,981	1,883	4,864
Maverick Springs	553	844	1,397
Shafter	2,544	1,996	4,540
Balance -			
December 31, 2003	$ 41,712	$ 24,779	$ 66,491

			2002
	Acquisition costs	Exploration costs	Total
Argentina			
Diablillos	$ 5,433	$ 122	$ 5,555
Manantial Espejo	4,090	6,519	10,609
Pirquitas	6,592	188	6,780
Australia			
Bowdens	10,714	4,725	15,439
Canada			
Silvertip	1,818	121	1,939
Sulphurets	2,393	1,255	3,648
Chile			
Cachinal	16	53	69
Challacollo	649	1,086	1,735
Juncal	16	20	36
Mexico			
La Pitarrilla	16	47	63
La Valenciana	12	58	70
Ortega	17	19	36
San Marcial	641	705	1,346
United States			
Candelaria	2,981	1,413	4,394
Maverick Springs	474	301	775
Shafter	2,391	1,345	3,736
Balance -			
December 31, 2002	$ 38,253	$ 17,977	$ 56,230

Acquisition and exploration costs incurred during the year are as follows

	2003	2002
Balance - Beginning of year	$ 56,230	$ 39,136
Acquisition costs for the year	3,458	11,880
Exploration costs		
Assaying	705	235
Camp costs	1,786	1,078
Consulting	144	147
Drafting/engineering	177	101
Drilling	1,824	1,805
Environmental	293	299
Field administration	227	274
Maps and prints	60	-
Property holding costs	205	281
Geology	899	659
Legal	151	280
Value added tax	332	108
Exploration costs for the year	6,803	5,267
Costs written off in the year	-	(53)
Balance - End of year	$ 66,491	$ 56,230

a) Diablillos, Argentina

In November 2001, the company acquired from Pacific Rim Mining Corp. (Pacific Rim) a 100% interest in Pacific Rim Argentina, which owns the mineral rights for the Diablillos silver-gold project located in the province of Salta in northwestern Argentina.

For the years ended December 31, 2003 and 2002 and 2001
(all tabular amounts are expressed in thousands of Canadian dollars, unless otherwise stated)

Under the terms of the agreement, the company was to pay the vendors a total of US$3,400,000 consisting of staged cash payments of US$1,500,000 (paid) by December 31, 2001 and staged payments of US$1,900,000 in cash or common shares. During 2002, the company settled all of these staged payments by the issuance of 525,995 common shares valued at $2,980,000.

b) Manantial Espejo, Argentina

During 1998, the company entered into an agreement with Triton Mining Corporation (Triton), a wholly owned subsidiary of Black Hawk, to acquire a 50% interest in Minera Triton Argentina S.A. (Minera Triton), a wholly owned subsidiary of Triton, for a 40% interest in the Manantial Espejo project in Argentina. Triton, through Minera Triton, held an 80% interest and the balance was held by a subsidiary of Barrick Gold Corporation (Barrick).

In August 2001, the company acquired the 20% direct interest in the Manantial Espejo property from Barrick by issuance of 400,000 common shares valued at $920,000 ($2.30 per share) with Barrick retaining a royalty (see below). In September 2001, the company transferred half of this 20% direct interest and $125,000 to Black Hawk in exchange for a 40% direct interest in the Sulphurets property in British Columbia (note 3(c)), such that Triton held a 90% interest in the Manantial Espejo property.

In March 2002, the company acquired the entire interest in the Manantial Espejo property for consideration paid to Black Hawk as set out below. Concurrently, the company closed an agreement with Pan American Silver Corp. (Pan American) whereby Pan American acquired a 50% direct interest in the property. Pan American's acquisition cost was US$708,750 cash and 231,511 Pan American common shares valued at US$1,250,000 which were paid to Black Hawk as full consideration for the sale of its interest. The company is the operator during the exploration phase and exploration costs were shared equally from January 1, 2002. Pan American will be the operator during the feasibility and mine construction stages and will contribute the first US$3,000,000 towards mine construction once a production decision is made, after which any further expenditures will be shared equally.

In 2002, Pan American and the company acquired all of Barrick's royalty interests and another 1.2% net smelter return royalty on the property. The company's 50% share of these royalty purchases was US$400,000 (paid).

c) Pirquitas, Argentina

During the year ended December 31, 2002, the company acquired a 43.4% interest in Sunshine (note 3(a)), which owns 100% of the surface and mineral rights for the Pirquitas silver property in northern Argentina. The company is the operator of Sunshine and all permits necessary for mining are currently valid. Sunshine owns all the surface rights covering the mineralization and location for the mill and plant facilities and the property is unencumbered by any royalties other than those payable to the government.

d) Bowdens, Australia

The company owns a 100% interest in the Bowdens project in New South Wales, Australia and has continuing annual expenditure requirements of approximately Australian (AUS) $85,500 to maintain its interest.

The company has an agreement to acquire certain back-in rights held by Rio Tinto Exploration Pty Ltd., the original vendor, by issuing 160,000 common shares (issued), committing to pay AUS$1,500,000 on the commencement of production, and granting a royalty of a 2% net smelter return up to US$5,000,000 in royalties and 1% thereafter. The obligations of the company under the agreement are collateralized by certain properties in the Bowdens project.

e) Silvertip, Canada

During the year ended December 31, 2002, the company acquired a 100% interest in the Silvertip project located in northern British Columbia, Canada. To acquire this project, the company made a cash payment of $1,200,000 and issued 100,000 common shares valued at $618,000. An additional $112,000 was accrued as a project cost representing the fair value of the reclamation obligations. In 2003, the company lodged a $79,000 reclamation deposit as security for its reclamation obligations (note 13).

f) Sulphurets, Canada

The Sulphurets project comprises the Bruceside property in British Columbia, Canada owned 100% by Newhawk, a subsidiary of the company. Prior to the acquisition in August 2001 (note 3(c)), the project was held as a 60% joint venture interest.

g) Sunrise Lake, Canada

In June 2003, the company acquired a 100% interest in the Sunrise Lake deposit in Canada's Northwest Territories. To acquire this project, the company made a cash payment of US$488,000 and issued 83,004 common shares of the company valued at $576,000.

h) Challacollo, Chile

In November 2001, the company entered into an option agreement to purchase the Challacollo silver project in northern Chile owned by Sociedad Contractual Minera Septentrion (Minera Septentrion). Under the terms of the agreement, the company made cash option payments of US$1,500,000 staged over two years. The company now owns 100% of the project, subject to a 4% net smelter returns royalty, declining to 3% following payment of US$850,000. The 3% net smelter returns royalty can be acquired at any time for a total of US$1.5 million.

i) San Marcial, Mexico

During the year ended December 31, 2002, the company entered into an option agreement whereby it could earn up to a 100% interest in an option on the 1,250 hectare San Marcial silver project in Sinaloa State, Mexico. The company exercised its option to acquire the 100% interest in the property by the payment of US$150,000 (paid) in cash and the issuance of 45,706 common shares of the company with a value of $314,000. Pursuant to a new agreement entered into between the underlying property vendor and the company, the company is to make US$75,000 in staged payments (paid) and pay US$387,500 by February 13, 2004. The company is also to incur exploration expenditures of at least US$225,000 on the property over a two-year period and this commitment has been met.

j) **Candelaria, U.S.A.**
In April 2001, the company exercised its option to acquire a 100% interest in the Candelaria silver mine in Nevada. The acquisition closed on October 1, 2001, with the company giving consideration with a face value of $2,691,947 (note 3(d)), which has been allocated to mineral property costs. In 2002, $89,000 was accrued as a project cost representing the fair value of the reclamation obligations. Under its agreement, upon completion of reclamation by Kinross, the company assumed all liabilities relating to the Candelaria property and has to provide substitute environmental bonds presently lodged by Kinross. The total cost of the monitoring of the property is estimated to be US$20,300 over a five-year period. The bonding amount required is US$1,679,435, but with the reclamation completed by Kinross to date, the size of the bonding requirements is expected to be reduced over time. The bonding date was extended to April 1, 2004 upon the payment of US$50,000 (paid) to Kinross. The company has pledged the property to Kinross as collateral pending arranging reclamation bonding.

k) **Maverick Springs, U.S.A.**
In June 2003, the company signed an exploration and development agreement with Vista Gold Corp. (Vista), in which the company will acquire all silver resources hosted in the Maverick Springs gold-silver property in northern Nevada. Under the terms of the agreement, the company paid Vista US$300,000 on closing and will contribute US$1,200,000 over a period of four years commencing from October 7, 2002, towards exploration programs, land holding costs and option payments. At December 31, 2003, the company had paid Vista US$242,358 toward exploration and accrued an additional US$407,135 ($526,000; 2002 - $772,000), leaving US$550,507 remaining to be spent on exploration under the agreement.

l) **Shafter, U.S.A.**
The company owns a 100% interest in Rio Grande, which holds the Shafter Presidio Silver Mine (Shafter) located in Presidio County, Texas. Shafter consists of approximately 3,430 acres of land, of which Rio Grande owns or leases certain of the surface and/or mineral estate. In 2002, the company paid US$160,000 in cash and issued 53,000 common shares valued at $326,000 for mill assets to be eventually used at Shafter. During the year ended December 31, 2003, the mill was moved to the property and the company paid US$50,000 and issued 5,000 common shares valued at $36,000, for an additional land acquisition. All permits necessary to place the property in production are valid and subject to renewal over time.

m) **Bluey's, Australia**
In August 2001, the company entered into an agreement whereby it may earn a 51% joint venture interest in the Bluey's silver property and the surrounding tenement in Australia's Northern Territory by incurring exploration expenditures over time totalling AUS$750,000. During 2002, the company terminated its interest and wrote off deferred costs of $53,000.

n) **El Asiento, Bolivia**
In 2001, the company wrote off its $1,744,000 investment in the El Asiento property and, in 2003, terminated its option on the property, returning the property back to the optionor.

6 FIXED ASSETS

		2003				
		Cost		Accumulated depreciation		Net
Office equipment	$	339	$	230	$	109
Land		2		-		2
	$	341	$	230	$	111

		2002				
		Cost		Accumulated depreciation		Net
Office equipment	$	285	$	203	$	82
Land		2		-		2
	$	287	$	203	$	84

7 LONG-TERM DEBT

		2003		2002
Amount payable to a former officer of Silver Assets in variable annual amounts over 20 years, discounted at 7.3%, final payment in 2015	$	**61**	$	103
Mortgage payable at 10%, due in monthly instalments of US$649, final payment due April 1, 2008 [(i)]		**32**		50
Amounts payable relating to land acquisitions, final US$37,500 payment due July 31, 2004. Interest at US$1,000 per month		**48**		199
		141		352
Less: Current portion		**66**		103
	$	**75**	$	249

[(i)] *The mortgage is collateralized by certain properties in the Shafter project (note 5(l)).*

For the years ended December 31, 2003 and 2002 and 2001
(all tabular amounts are expressed in thousands of Canadian dollars, unless otherwise stated)

8 CAPITAL STOCK

Authorized
100,000,000 common shares without par value

Issued

	Number of shares	Amount
Balance - December 31, 2000	24,266,458	$ 52,078
Issued during the year		
For cash		
Private placement (a)	1,914,000	4,495
Exercise of options (note 9)	1,941,225	3,976
Exercise of warrants (note 10)	1,733,000	2,703
Finders' fees on private placement (a)	59,270	139
For mineral properties (note 3(c) and (d))	1,000,000	2,882
Share issue costs	-	(165)
Balance - December 31, 2001	30,913,953	66,108
Issued during the year		
For cash		
Private placement (b)	4,750,000	19,979
Exercise of options (note 9)	695,734	1,827
Exercise of warrants (note 10)	1,584,301	4,919
Finders' fees on private placement (b)	80,640	323
For mineral properties (note 5(e), (i) and (l))	198,706	1,258
For conversion of convertible debenture (note 3(a))	360,636	2,092
For mineral property payables (notes 3(d) and 5(a))	596,917	3,280
Assigned value of exercised warrants and options	-	339
Other	10,000	41
Share issue costs (b)	-	(656)
Balance - December 31, 2002	39,190,887	99,510
Issued during the year		
For cash		
Exercise of options (note 9)	536,372	2,140
Exercise of warrants (note 10)	2,779,589	11,089
For mineral properties (note 5(g) and 5(l))	88,004	612
In settlement of interest (note 3(a))	9,980	75
Assigned value of exercised options	-	165
Share issue costs	-	(54)
Balance - December 31, 2003	42,604,832	$113,537

a) During the year ended December 31, 2001, the company completed two private placements. In May 2001, the company issued 764,000 units at $1.97 per unit. Each unit consisted of one common share and one common share purchase warrant exercisable into a common share of the company at $2.32 per share until June 25, 2003. The company issued an additional 24,570 units as a finders' fee on this placement. In October 2001, the company issued 1,150,000 units at $2.60 per unit. Each unit consisted of one common share and one common share purchase warrant exercisable into a common share of the company at $3.00 per share until October 29, 2003. The company issued an additional 34,700 units as a finders' fee on this placement.

b) During the year ended December 31, 2002, the company completed two private placements. In May 2002, the company issued 4,200,000 units at $4.00 or US$2.51 per unit for gross proceeds of $16,531,000. Each unit consisted of one common share and one common share purchase warrant exercisable into 4,200,000 common shares at $4.80 per share until May 10, 2004. The company issued an additional 80,640 units valued at $322,560 and paid $112,697 in cash as a finders' fee on this placement. In December 2002, the company issued 550,000 units at US$4.05 per unit for gross proceeds of $3,448,500. Each unit consisted of one common share and 0.55 of one non-transferable common share purchase warrant such that 302,500 warrants were issued. Each whole warrant is exchangeable into one common share at US$5.05 until December 18, 2004. The company paid $146,500 in cash as a finders' fee on this placement. Other costs associated with both private placements totalled $343,000.

9 STOCK OPTIONS

The company has a comprehensive share option plan for its employees, directors, officers and self-employed consultants. The plan provides for the issuance of incentive options to acquire up to a total of 8% of the issued and outstanding common shares of the company. The exercise price of each option shall not be less than the closing market price of the company's stock on the award date. The options can be granted for a maximum term of 5 years with vesting provisions determined by the company.

The changes in stock options issued to officers, employees, directors and non-employees are as follows:

	2003		2002		2001	
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Options outstanding at January 1	1,565,441	$ 4.60	1,392,775	$ 2.58	2,257,500	$ 2.06
Granted	816,600	$ 10.46	868,400	$ 6.26	1,135,000	$ 2.70
Exercised	(536,372)	$ 3.99	(695,734)	$ 2.63	(1,941,225)	$ 2.05
Forfeited	-	$ -	-	$ -	(58,500)	$ 2.29
Options outstanding at December 31	1,845,669	$ 7.37	1,565,441	$ 4.60	1,392,775	$ 2.58
Options exercisable at December 31	1,784,419	$ 7.30	1,529,191	$ 4.60	1,376,525	$ 2.58

As of December 31, 2003, incentive stock options represent 4.3% of issued and outstanding common capital.

The following table summarizes information about stock options outstanding and exercisable at December 31, 2003:

Exercise price	Options outstanding	Options exercisable	Expiry date	Weighted average remaining life (years)
$ 2.09	10,000	10,000	June 5, 2005	1.4
$ 10.35	60,000	40,000	September 3, 2005	1.7
$ 1.90	20,019	20,019	December 28, 2005	2.0
$ 2.50	64,000	64,000	August 16, 2006	2.6
$ 3.01	338,550	338,550	November 6, 2006	2.8
$ 4.25	238,900	231,400	January 1, 2007	3.0
$ 8.00	393,400	380,900	August 2, 2007	3.6
$ 9.10	441,600	437,850	January 31, 2008	4.1
$ 10.35	9,200	1,700	September 3, 2008	4.7
$ 12.85	270,000	260,000	December 22, 2008	5.0
	1,845,669	1,784,419		3.6

The company granted 66,500 (2002 - 74,900) stock options to non-employees in 2003. The fair value of these options was $187,000 (2002 - $161,000), with the company expensing $169,000 (2002 - $132,000) of this assigned value and deferring $18,000 (2002 - $29,000) into mineral property costs. As permitted under Canadian GAAP, for income statement purposes, the company has elected not to follow the fair value-based method of accounting for share options granted to employees and directors. Accordingly, no compensation expense was recorded on the grant of share options to employees and directors as the exercise price is equal to or greater than the market price at the date of the grant. Had the company followed the fair value method of accounting, the company would have recorded a compensation expense of $2,840,000 (2002 - $1,664,000) in respect of the 720,600 (2002 - 793,500) shares it issued to its employees and directors. Pro forma earnings information determined under the fair value method of accounting for stock options is as follows:

	2003	2002
Loss for the year		
As reported	$ **3,938**	$ 2,198
Compensation expense	**2,840**	1,664
Pro forma	$ **6,778**	$ 3,862
Basic and diluted loss		
As reported	$ **0.10**	$ 0.06
Pro forma	$ **0.17**	$ 0.11

The fair value of stock options was estimated at the grant date based on the Black-Scholes option pricing model, using the following weighted average assumptions:

	2003	2002
Expected dividend yield (%)	nil	nil
Average risk-free interest rate (%)	3.5	3.4
Expected life (years)	2.5	2.5
Expected volatility (%)	61	50

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the company's stock options.

For the years ended December 31, 2003 and 2002 and 2001
(all tabular amounts are expressed in thousands of Canadian dollars, unless otherwise stated)

10 WARRANTS

During the year ended December 31, 2001, the company issued 600,000 common share purchase warrants which were assigned a value of $326,000 (note 3(d)). During the year ended December 31, 2002, these warrants were exercised and the assigned value was credited to capital stock. At December 31, 2003, the company had received $455,000 on the exercise of 92,900 common share purchase warrants. The common shares were not issued until subsequent to year-end.

The changes in warrants outstanding are as follows:

	2003		2002		2001	
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Warrants outstanding at January 1	5,559,109	$ 4.56	2,560,270	$ 2.87	1,720,000	$ 1.50
Granted	-	$ -	4,583,140	$ 5.00	2,573,270	$ 2.91
Exercised	(2,779,589)	$ 3.99	(1,584,301)	$ 3.10	(1,733,000)	$ 1.56
Warrants outstanding at December 31	2,779,520	$ 4.99	5,559,109	$ 4.56	2,560,270	$ 2.87

The following table summarizes information about warrants outstanding at December 31, 2003:

Exercise price	Warrants outstanding	Expiry date	Weighted average remaining life (years)
$ 4.80	2,477,020	May 10, 2004	0.4
US$5.05	302,500	December 18, 2004	1.0
	2,779,520		0.5

11 RELATED PARTY TRANSACTIONS

a) During the year ended December 31, 2003, the company recorded management fees and expense reimbursements of $112,600 (2002 - $176,900; 2001 - $312,900) from companies related by common management. At December 31, 2003, accounts receivable include $46,100 (2002 - $78,500; 2001 - $93,500) from these related parties.

b) The company holds marketable securities in a number of companies that have a common director and one company with two common directors.

c) During the year ended December 31, 2003, the company settled a receivable with the receipt of shares valued at $50,000 from a company related by common management. During the year ended December 31, 2002, the company settled mineral property payables of $3,026,000 with the issuance of 525,995 shares to a company with a director in common.

12 INCOME TAXES

a) The income taxes shown on the consolidated statements of loss and deficit differ from the amounts obtained by applying statutory rates due to the following:

	2003	2002	2001
Statutory tax rate	**37.6%**	39.6%	45%
Loss for the year	**$ (3,938)**	$ (2,198)	$ (3,377)
Provision for income taxes based on statutory rates	**(1,480)**	(870)	(1,520)
Differences in foreign tax rates	**(8)**	11	(1)
Losses for which an income tax benefit has not been recognized and other	**1,488**	859	1,521
	$ -	$ -	$ -

b) Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the company's future tax assets as of December 31 are as follows:

	2003	2002
Long-term future tax assets		
Capital and non-capital loss carry-forwards	$ 7,527	$ 7,329
Fixed assets and resource properties	6,524	5,497
Share issuance costs	183	362
Total future tax assets	14,234	13,188
Valuation allowance for future tax assets	(14,234)	(13,188)
Net future tax assets	$ -	$ -

c) As of December 31, 2003, the company has approximately $13,979,000 in operating losses, $6,041,000 in capital losses, and $9,994,000 in accumulated Canadian and foreign exploration and development expenditures available to reduce future taxable income. The potential benefit of these losses has not been reflected in these consolidated financial statements. The operating losses expire as follows:

2004	$ 323
2005	3,426
2006	2,427
2007	1,615
2008	1,702
2009	2,291
2010	2,195
	$ 13,979

Subject to certain restrictions, the company also has exploration and development expenditures available to reduce future taxable income in Australia, Argentina, Bolivia, Chile, Mexico, the United States and Peru. Future tax benefits that may arise as a result of these expenditures have not been recognized in these consolidated financial statements.

13 RECLAMATION

During the year ended December 31, 2003, the company incurred $507,000 (2002 - $420,000; 2001 - $201,000) in on-going environmental and reclamation costs and changes in the provision for reclamation.

At December 31, 2003, $1,291,000 (2002 - $843,000; 2001 - $503,000) has been recorded by the company as a provision for future reclamation expenses for its various properties, of which $248,000 is considered current.

The company's asset retirement obligations relate to site restoration and clean-up costs of its various mineral properties. The three properties that comprise the majority of the obligations are the Duthie, Silver Standard Mine and Silvertip properties, all located in British Columbia, Canada.

On January 1, 2003, the company adopted the new standard of accounting for asset retirement obligations which harmonizes with U.S. GAAP. The new standard requires the recognition of a liability for obligations associated with the retirement of fixed assets when the liability is incurred. A liability is recognized initially at fair value if a reasonable estimate of the fair value can be made and the resulting amount would be capitalized as part of the asset. The liability is accreted over time through periodic charges to earnings or mineral property costs. In subsequent periods, the company adjusts the carrying amounts of the asset and the liability for changes in estimates of the amount or timing of underlying future cash flows.

There has been no restatement of amounts reported in prior financial statements, as the impact of adoption was considered to be immaterial. The cumulative effect of the change up to January 1, 2003, which was recorded in 2003, was to increase mineral property cost by $17,000 and reclamation expense by $21,000.

A reconciliation of the provision for reclamation is as follows:

Balance - Beginning of year	$ 843
Liabilities settled during the year	(99)
Accretion expense	55
Revisions in estimated cash flows	492
Balance - End of year	$ 1,291

The provision for reclamation is based on the following key assumptions:

- total undiscounted cash flows of $2,021,000
- the expected timing of payment of the cash flows ranging in the years 2004 to 2014
- a credit adjusted risk free rate at which the estimated cash flows have been discounted of 10%.

At December 31, 2003, the company has lodged $153,000 (2002 - $70,000; 2001 - $110,000) in security deposits with various government agencies in relation to its reclamation obligations. An additional US$1,679,435 in security is required to be lodged by April 1, 2004 relating to the Candelaria property (note 5(j)).

14 SUPPLEMENTARY CASH FLOW INFORMATION

a) Cash and cash equivalents at December 31 comprised the following:

	2003	2002	2001
Cash on hand and balances held with banks	$ **1,337**	$ 1,138	$ 1,764
Short-term deposits	**15,091**	12,053	3,813
Short-term investments	**-**	4,151	-
	$ **16,428**	$ 17,342	$ 5,577

For the years ended December 31, 2003 and 2002 and 2001
(all tabular amounts are expressed in thousands of Canadian dollars, unless otherwise stated)

b) During the years ended December 31, 2003, 2002, and 2001, the company conducted non-cash financing and investing activities as set out below. Non-cash operating activities are not presented.

	2003	2002	2001
Non-cash financing activities			
Shares issued for mineral property payables	$ -	$ 3,280	$ -
Shares issued for mineral properties	612	1,258	2,882
Shares issued for convertible debentures	-	2,092	-
Shares issued in settlement of interest	75	-	-
Shares issued for donations	-	41	-
Value assigned to options issued to non-employees	169	161	-
Mineral property payable	-	-	3,326
Warrants issued for mineral properties	-	-	326
Shares issued for finders' fees	-	323	139
Finders' fees satisfied by issue of shares	-	(323)	(139)
	$ 856	$ 6,832	$ 6,534

	2003	2002	2001
Non-cash investing activities			
Reclamation capitalized to mineral properties	$ (97)	$ (242)	$ -
Shares issued for mineral properties	(612)	(1,258)	(2,882)
Value assigned to convertible debenture on acquisition	-	(2,035)	-
Payable for mineral property	-	(772)	(3,326)
Warrants issued for mineral properties	-	-	(326)
Other mineral property costs	-	(291)	-
Marketable securities received for mineral properties	53	-	-
Marketable securities received for accounts receivable	50	-	-
Option value assigned to mineral property	(18)	(29)	-
Foreign exchange component included in reclamation	(19)	-	-
	$ (643)	$ (4,627)	$ (6,534)

c) Interest paid in the year was $nil. (2002 - $2,000; 2001 - $nil).

15 SEGMENTED FINANCIAL INFORMATION

The company has one operating segment, which is the exploration and future development of mineral properties. Mineral property expenditures by property are detailed in note 5. Segment assets by geographic location are as follows:

	Argentina	Australia	Canada	Chile	Mexico	United States	2003 Total
Fixed assets	$ -	$ 1	$ 110	$ -	$ -	$ -	$ 111
Mineral property costs	24,680	16,971	6,871	4,451	2,717	10,801	66,491
	$ 24,680	$ 16,972	$ 6,981	$ 4,451	$ 2,717	$ 10,801	$ 66,602

	Argentina	Australia	Canada	Chile	Mexico	United States	2002 Total
Fixed assets	$ -	$ 1	$ 83	$ -	$ -	$ -	$ 84
Mineral property costs	22,944	15,439	5,587	1,840	1,515	8,905	56,230
	$ 22,944	$ 15,440	$ 5,670	$ 1,840	$ 1,515	$ 8,905	$ 56,314

16 COMMITMENTS

a) The company has committed to payments under operating leases for the rental of office space. The future minimum lease payments are $116,000 required in each of the next four years and $29,000 in year five.

b) Mineral property commitments are described in note 5.

17 FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of cash and cash equivalents, accounts receivable, reclamation deposits, and accounts payable and accrued liabilities approximate book values due to the short-term nature of these instruments. The company estimates the fair value of long-term debt to approximate carrying value. The fair value of marketable securities is disclosed in note 4.

18 MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

a) The company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada (Canadian GAAP), which differ in certain respects from those principles that the company would have followed had its consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The major measurement differences between Canadian and U.S. GAAP and their effect on the consolidated financial statements are summarized below:

i) Under Canadian GAAP, the costs of acquiring mineral properties and related exploration and development expenditures are deferred (note 2). Under U.S. GAAP, exploration costs are those incurred prior to having prepared a final feasibility study establishing the presence of proven and probable reserves and are expensed as incurred. When proven and probable reserves are determined for a property and a final feasibility study prepared, then any subsequent exploration and development costs of the property would be capitalized. Once in production, any subsequent development costs would be treated as production costs charged to production. The company currently has no reserves and no producing properties. The capitalized costs of such properties would then be measured periodically for recoverability of carrying values under Statement of Financial Accounting Standards (SFAS) No. 144. Based on this guidance, for US GAAP purposes, the company has written off mineral exploration and acquisition costs in the year incurred (note (f)).

ii) Under U.S. GAAP, securities that are available-for-sale are recorded at fair value and unrealized gains or losses are part of comprehensive income. Under Canadian GAAP, there is no adjustment made for unrealized gains. The $100,000 write-off of Other Assets relates to the write-off of the Sandy K. Mines Ltd. investment at the time of acquisition (note (f)).

iii) Under Canadian GAAP, before the introduction of Canadian Institute of Chartered Accountants (CICA) 1581 "Business Combinations", the fair value of shares issued by an acquirer to effect a business combination was based on the quoted market price of shares at the date of acquisition. Under U.S. GAAP, the fair value of shares issued is based on the market price at the date the business combination agreement is agreed to and announced.

iv) Under Canadian GAAP, the company includes in cash equivalents, short-term investments with an initial maturity of over 90 days that are readily convertible into known amounts of cash and are subject to an insignificant risk of change in value. For U.S. GAAP purposes, these investments would not be included in cash and cash equivalents. At December 31, 2003, short-term investments of $nil (2002 - $4,151,000) would be excluded from cash equivalents for U.S. GAAP.

v) Canadian GAAP provides for investments in jointly controlled entities to be accounted for using proportionate consolidation. Under U.S. GAAP, investments in incorporated joint ventures are to be accounted for using the equity method. Under an accommodation of the United States Securities and Exchange Commission, the accounting for joint ventures need not be reconciled from Canadian to U.S. GAAP. The different accounting treatment affects only the display and classification of financial statement items and not net income or shareholders' equity. The company's interest in jointly controlled entities is reflected in the Pirquitas and Manantial Espejo mineral properties (note 5).

b) Consolidated summarized balance sheets

			2003			2002
	CDN GAAP	**Adjustments**	**U.S. GAAP**	**CDN GAAP**	**Adjustments**	**U.S. GAAP (Restated-f)**
Assets						
Current assets (ii)	**$ 18,458**	**$ 8,271**	**$ 26,729**	$ 18,264	$ 1,045	$ 19,309
Mineral property costs (i) and (iii)	**66,491**	**(66,491)**	**-**	56,230	(56,230)	-
Other assets (ii)	**264**	**-**	**264**	254	(100)	154
	85,213	**(58,220)**	**26,993**	74,748	(55,285)	19,463
Liabilities						
Current liabilities	**1,565**	**-**	**1,565**	1,834	-	1,834
Other liabilities	**1,118**	**-**	**1,118**	950	-	950
	2,683	**-**	**2,683**	2,784	-	2,784
Shareholders' Equity						
Capital stock (iii)	**113,537**	**169**	**113,706**	99,510	169	99,679
Share subscriptions	**455**	**-**	**455**	-	-	-
Stock options	**170**	**-**	**170**	148	-	148
Other comprehensive loss/gain	**-**	**8,271**	**8,271**	-	1,045	1,045
Deficit (i) (ii) and (iii)	**(31,632)**	**(66,660)**	**(98,292)**	(27,694)	(56,499)	(84,193)
	82,530	**(58,220)**	**24,310**	71,964	(55,285)	16,679
	$ 85,213	**$ (58,220)**	**$ 26,993**	$ 74,748	$ (55,285)	$ 19,463

For the years ended December 31, 2003 and 2002 and 2001
(all tabular amounts are expressed in thousands of Canadian dollars, unless otherwise stated)

c) Consolidated statements of loss and deficit

	2003	2002 (Restated-f)	2001 (Restated-f)
Loss in accordance with Canadian GAAP	$ **3,938**	$ 2,198	$ 3,377
Mineral property costs for the year (i)	**10,261**	17,147	13,675
Mineral property costs written off during the year (i)	-	(53)	(1,744)
Other	(100)	(10)	9
Loss in accordance with U.S. GAAP	**14,099**	19,282	15,317
Unrealized gain on available-for-sale securities (ii)	(7,226)	(1,045)	-
Comprehensive loss	$ **6,873**	$ 18,237	$ 15,317
Basic and diluted loss per share	$ **0.35**	$ 0.54	$ 0.58

d) Consolidated statements of cash flows

	2003	2002 (Restated-f)	2001 (Restated-f)
Cash flows from operating activities			
Per Canadian GAAP	$ **(3,095)**	$ (2,250)	$ (1,646)
Mineral property costs (i)	**(9,587)**	(7,963)	(4,591)
Per U.S. GAAP	$ **(12,682)**	$ (10,213)	$ (6,237)
Cash flows from investing activities			
Per Canadian GAAP	$ **(10,768)**	$ (12,255)	$ (7,212)
Mineral property costs (i)	**9,587**	7,963	4,591
Per U.S. GAAP	$ **(1,181)**	$ (4,292)	$ (2,621)

e) Impact of Recently Issued Accounting Standards

In April 2003, FASB issued Statement No. 149, Amendments of Statement 133 on Derivative Instruments and Hedging Activities (SFAS No. 149) which is primarily effective for contracts entered into or modified after June 30, 2003. The statement amends Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133) for certain decisions made by the FASB as part of the Derivatives Implementation Group process and incorporates clarifications of the definition of a derivative. Adoption of SFAS No. 149 will not impact the company's financial position and results of operations.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (SFAS 150). This statement establishes standards for how an issuer should classify and measure certain financial instruments having characteristics of both liabilities and equity. SFAS 150 requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in certain cases). Prior to the issuance of SFAS 150 many issuers classified such instruments as equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 did not have any impact on the company's Consolidated Financial Statements because the company does not have any financial instruments with characteristics of both liabilities and equity.

The Canadian Institute of Chartered Accountants (CICA) has issued amendments to Section 3870 - "Stock-based Compensation and Other Stock-based Payments", which require an expense to be recognized in financial statements for all forms of employee stock-based compensation, including stock options. The company will be required to adopt the standard on January 1, 2004, which will result in compensation expense on stock options granted to directors and employees, previously only disclosed on a pro forma basis, to be charged to earnings.

The CICA has issued Accounting Guideline 13 - "Hedging Relationships" which establishes certain conditions regarding when hedge accounting may be applied which is effective for the company's fiscal year beginning January 1, 2004. The company does not expect the adoption of this guideline to have a material impact on the company's financial position or results.

The CICA has issued Accounting Guideline 15, "Consolidation of Variable Interest Entities," which will be effective for annual and interim periods beginning on or after January 1, 2004. This Guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests. The company does not expect the adoption of this Guideline to have a material impact on the company's financial position or results of operations.

f) Restatement

The company has restated the U.S. GAAP information to write off capitalized mineral property acquisition costs, the recovery of which cannot be supported under SFAS 144 (a)(i), and the investment (a)(ii). The effect of the restatement was to increase the U.S. GAAP loss for the year ended December 31, 2002 from $8,759,000 to $19,282,000 (2001: from $5,526,000 to $15,317,000; and 2000: from $4,211,000 to $5,777,000) and to increase the U.S. GAAP loss per share for the year ended December 31, 2002 from $0.25 to $0.51 (2001: from $0.21 to $0.58; and 2000: from $0.19 to $0.26). The effect of the restatement was also to reduce the U.S. GAAP shareholders' equity as at December 31, 2002 from $53,681,000 to $16,679,000 (2001: from $32,642,000 to $6,163,000).

19 SUBSEQUENT EVENT

In mid January 2004, the company closed a private placement of 2,955,000 units at a price of $14.80 per unit for gross proceeds of $43,734,000. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable on payment of $18.50 into one common share of the company for a period of two years. Finders' fees of 5% in units, 5% in both cash and warrants (each whole warrant entitling the holder to acquire one common share for a period of two years at a price of $18.50) and 4.25% in cash are payable on various portions of the placement.


Citation
Technical and Research Committee on Reclamation
Mining Association of British Columbia
Ministry of Energy and Mines
Presented to
Silver Standard Resources Inc.
In Recognition of Outstanding Reclamation Achievement
Duthie Mine
Mineral Exploration Category
2002

During 2003, Silver Standard received two citations in recognition of outstanding reclamation achievement in British Columbia, Canada.

Environmental Policy and Practice

Silver Standard is committed to a policy of sustainable resource development which embodies the protection of human health and the natural environment. In Canada and internationally, the company will comply with regulatory requirements and diligently apply technically proven and economically feasible methodologies to protect the environment throughout its exploration, mining, processing and closure activities.

During 2003, Silver Standard received two citations in recognition of outstanding reclamation achievement in British Columbia, Canada. A joint technical and research committee of the Mining Association of British Columbia and the B.C. Ministry of Energy and Mines presented the awards to Silver Standard and its wholly-owned subsidiary, Newhawk Gold Mines Ltd., for work on the Duthie Mine in 2002 and the Hawk property in 2001.

These two citations underscore Silver Standard's technical capabilities that extend from mineral discovery (e.g., the recent discovery of silver mineralization at La Pitarrilla in Mexico) to former mine reclamation.



Max Holtby (r), manager of environmental matters for Silver Standard, receives the citation for outstanding reclamation achievement for the Duthie Project in 2002 and the Hawk Property in 2001. Fred Hermann (l), Executive Director and Chief Inspector of Mines, Mines Branch, Ministry of Energy and Mines, Government of British Columbia, is the presenter of the awards.



Paul LaFontaine
Director, Investor Relations

In 2003, the management of Silver Standard had three primary objectives for shareholder and investor relations:

(1) to continuously inform shareholders and prospective investors about company developments;

(2) to maintain management's relationships with investors through a presence at key investor conferences, investor and mining-related internet sites and publications, and shareholder information meetings in North America;

(3) to increase institutional interest in Silver Standard.

Silver Standard's shares substantially outperformed its major peers in 2003 and our market capitalization more than tripled from the end of 2002 to the date of this report in April 2004. Silver Standard's shareholder base has grown by at least 30% from 2002 to 2004: shareholders now number approximately 25,000, up from 18,000 at year-end 2002, reflecting greater interest in precious metals, communications initiatives unique to Silver Standard, and the company's strong property portfolio and cash position.

The most important investor relations activity undertaken in 2003 by Bob Quartermain, president of the company, was to expand investor interest in silver and Silver Standard in North America and Europe. Many shareholders might be surprised to learn that in early 2003 institutional investors held just 5% of the company's common shares.

Following a series of presentations in Atlanta, New York, Boston, the West Coast, London, Paris and Zurich, institutional holdings in the company had increased to approximately 14% at year-end, usually through share purchases on the open market. Since institutional holdings among our peers range from 30% to 60%+, we believe there is still opportunity for increased institutional awareness of Silver Standard and this program will continue through 2004.

Silver Standard is among the best recognized names in North American primary silver equities because the company places a high emphasis on shareholder communications. All shareholders receive annual and quarterly reports by mail, and news releases by fax and electronically. In 2003, the company published over 20 news releases which are routinely distributed through well-known business networks and databases in North America. About 15% of Silver Standard's shareholders have signed up to receive news releases by e-mail. If you would like to join this list, send an e-mail requesting that your name and e-mail address be added to our confidential database.

As we have in prior years, Silver Standard participated in investor and mining related conferences in North America in 2003 and, where appropriate, sent invitations to shareholders within a reasonable area surrounding each conference city. We also held shareholder information meetings in 2003 and 2004, continuing an initiative we had developed in 2002 to keep our retail shareholders informed and to solicit their views on company and silver market issues. Usually held at the same time as other planned business meetings or conferences, these meetings took place in Toronto, Boston, New York, Atlanta, New Orleans, San Antonio, Dallas, Denver, Phoenix, La Jolla, and San Francisco.

Regulatory Filings

Over the last five years, Silver Standard has substantially increased the volume of its filings with regulatory bodies in Canada and the United States. Much of this information is available over the internet. Here is a list of site resources for interested shareholders:

- The company's web site: www.silver-standard.com. We are now posting maps when possible with news releases and are planning to redesign the site in 2004.
- The TSX Venture Exchange web site: www.tse.com. This site provides shareholders with time-delayed quotes in Canadian dollars as well as up-to-date information on the issued capital of the company.
- System for Electronic Disclosure by Insiders (SEDI) web site: www.sedi.ca. Under British Columbia securities regulations, company insiders must file changes in share position within 10 days of the transaction.
- The Securities and Exchange Commission web site: http://www.sec.gov/ Silver Standard has been filing manually its SEC documents since 1995 and commenced filing electronically in late 2002.

Resources for Investors

Silver Standard relies on CPM Group in New York (www.cpmgroup.com) for economic information on silver. Each year, Investor Relations obtains a limited quantity of CPM Group's Silver Survey. The 2004 survey will be available in late April – call Investor Relations at either 888-338-0046 (toll-free in North America) or 604-689-3846 or email us at invest@silverstandard.com to obtain your free copy.

The company supports efforts by the Silver Institute to fund research for practical industrial applications of silver. The Silver Institute publishes an interesting quarterly newsletter that is available free through its web site at www.silverinstitute.org.

2004 Conference Schedule

January 25-26: Vancouver Investment Conference, Vancouver
January 26-29: Cordilleran Roundup hosted by the B.C. and Yukon Chamber of Mines, Vancouver
February 22-25: International Zinc and Silver Conference, Phoenix
March 7-10: Convention and Trade Show hosted by Prospectors and Developers Association of Canada, Toronto
April 21-23: European Gold Forum 2004, Zurich, Switzerland
May 7: CPM Group's Silver Survey 2004, New York
June 2-3: New York Precious Metals Conference
September 11-12: Las Vegas Precious Metals Conference
September 26-29: Denver Gold Forum 2004
November 10-14: New Orleans 2004 Investment Conference
November 28-29: San Francisco Precious Metals Conference

In 2004, the objectives of Silver Standard's investor relations activities are to:
(1) communicate key exploration and production-oriented developments to institutional investors in North America and Europe; and
(2) maintain a high profile with shareholders through investor conferences, telephone accessibility, e-mail, and increasing corporate visibility in the media.

SILVER STANDARD, SILVER, S&P 500, NASDAQ (Jan. 1, 1998 = 100)


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MANAGEMENT

Robert A. Quartermain
President

Joseph J. Ovsenek
Senior Vice President

Kenneth C. McNaughton
Vice President, Exploration

Ross A. Mitchell
Vice President, Finance

Linda J. Sue
Corporate Secretary

Paul W. LaFontaine
Director, Investor Relations

Max H. Holtby
Senior Geologist

James R. Whelan
Advisor to the President,
Miami, Florida

Guillermo Lozano
Manager, Mexico

Ian J. Pringle
Manager, Australia

John Selters
Manager, Chile

HEAD OFFICE

Suite 1180
999 West Hastings Street
Vancouver, B.C.
Canada V6C 2W2

Tel: (604) 689-3846
Fax: (604) 689-3847

SHAREHOLDER AND INVESTOR RELATIONS

N.A. toll-free 888-338-0046
E-mail: invest@silverstandard.com
Web Site: www.silver-standard.com

AUDITORS

PricewaterhouseCoopers LLP
Vancouver, British Columbia

STOCK EXCHANGE LISTINGS

Nasdaq SmallCap
Trading Symbol: **SSRI**

TSX Venture Exchange
Trading Symbol: **SSO**

CAPITALIZATION

Authorized: 100,000,000 common shares
CUSIP: 82823L-10-6
Issued (as at December 31, 2003): 42,604,832
Fully Diluted
(as at March 31, 2004): 51,669,996

TRANSFER AGENT AND REGISTRAR

Computershare Trust Company
of Canada
510 Burrard Street
Vancouver, British Columbia
V6C 3B9

Computershare Trust Company
of Canada
151 Front Street West
Toronto, Ontario
M5J 2N1

Shareholder Inquiries: (888) 661-5566
E-mail: caregistryinfo@computershare.com
Web Site: www.computershare.com

Annual General Meeting of Shareholders

The annual general meeting of shareholders of the company will take place at 2:00 p.m. on Tuesday, June 15, 2004 in the Atkins Room at the Terminal City Club, 837 West Hastings Street in Vancouver, British Columbia.



DIRECTORS (from left to right)
David L. Johnston, Director
Former President and General Manager
Highland Valley Copper Corporation
Cranbrook, British Columbia

William Meyer, Director
Former Vice President, Exploration,
Teck Corporation
Vancouver, British Columbia

Robert A. Quartermain
Director and President
Vancouver, British Columbia

R.E. Gordon Davis, Director
President
Canplats Resources Corporation,
Vancouver, British Columbia

Catherine McLeod-Seltzer, Director
President, Pacific Rim Mining Corp.
Vancouver, British Columbia






Silver Standard Resources Inc.